Exhibit 2.1

PURCHASE AGREEMENT

by and among

DST SYSTEMS, INC.,

DST CANADA HOLDINGS, INC.,

DST OUTPUT, LLC,

DST OUTPUT CANADA ULC,

BROADRIDGE OUTPUT SOLUTIONS, INC.,

BROADRIDGE INVESTOR COMMUNICATIONS CORPORATION,

and

BROADRIDGE FINANCIAL SOLUTIONS, INC.

(solely for purposes of Section 5.25 and Section 9.13)

dated as of

June 14, 2016

i

Exhibits

Exhibit A                                             Example of Working Capital Calculation

Exhibit B                                             Form of Reciprocal Transition Services Agreement

Exhibit C                                             Form of First Amendment to the DST Application Services Agreement

Exhibit D                                             Form of First Amendment to the Output Application Services and Source Code License Agreement

Exhibit E                                              Form of Second Amendment to the Master Services Agreement

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”), dated as of June 14, 2016, is entered into by and among DST Systems, Inc., a Delaware corporation (“U.S. Seller”), DST Canada Holdings, Inc., a Canadian corporation (“Canadian Seller” and, together with U.S. Seller, the “Sellers”), DST Output, LLC, a Delaware limited liability company (“U.S. Target”), DST Output Canada ULC, a ULC organized under the laws of Canada (“Canadian Target” and, together with U.S. Target, the “Target Companies”), Broadridge Output Solutions, Inc., a Delaware corporation (“U.S. Purchaser”), Broadridge Investor Communications Corporation, a ULC organized under the laws of Canada (“Canadian Purchaser” and, together with the U.S. Purchaser, the “Purchasers”) and, solely for the purposes of Section 5.25 and Section 9.13, Broadridge Financial Solutions, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, U.S. Seller owns all of the issued and outstanding interests (the “U.S. Interests”) of U.S. Target;

WHEREAS, Canadian Seller owns all of the issued and outstanding equity securities (the “Canadian Equity Securities” and, together with the U.S. Interests, the “Equity Interests”) of Canadian Target;

WHEREAS, prior to the date hereof, that Purchase Agreement (the “U.S. RE Purchase Agreement”), dated as of August 24, 2015, by and among DST Realty Connecticut, Inc., Westside Industrial Park LLC, and DST Realty of California, Inc., each wholly-owned subsidiaries of U.S. Seller (the “U.S. RE Sellers”) and DSTCA001, LLC, DSTMO001, LLC and DSTCT001, LLC (the “U.S. RE Purchasers”) was entered into, by which the U.S. RE Sellers sold certain real estate properties that were used solely for the benefit of the U.S. Target (the “U.S. RE Sale Transaction”);

WHEREAS, prior to the date hereof, that Purchase and Sale Agreement (the “Canada RE Purchase Agreement”), dated as of August 21, 2015, as amended, by and between Canadian Target and 2601 14th Ave Markham Limited Partnership, (the “Canadian RE Purchaser”) was entered into, by which the Canadian Target sold certain real estate properties that were used solely for the benefit of the Canadian Target (the “Canadian RE Sale Transaction” and, together with the U.S. RE Sale Transaction, the “RE Sale Transactions”);

WHEREAS, prior to the date hereof and in connection with the RE Sale Transactions, (i) DSTCA001, LLC entered into that certain Agreement of Lease with U.S. Target, dated as of October 14, 2015 (the “CA Lease”), (ii)  DSTMO001, LLC entered into that certain Agreement of Lease with U.S. Target, dated as of October 14, 2015 (the “MO Lease”), (iii) DSTCT001, LLC entered into that certain Agreement of Lease with U.S. Target, dated as of October 14, 2015 (the “CT Lease”) and (iv) Canadian RE Purchaser entered into that certain Agreement of Lease with Canadian Target, dated as of October 26, 2015, as amended (the “Canadian Lease”, and together with the CA Lease, the MO Lease and the CT Lease, the “RE Leases” and together with the U.S. RE Purchase Agreement and the Canadian RE Purchase Agreement, the “Real Estate Sale/Leaseback Transaction Documents”), such that through the RE Leases, the Target

Companies are, and post-Closing will be, able to use all real estate sold in the RE Sale Transactions for the benefit of the Target Companies and the Business (as defined below) (such transactions, together with the RE Sale Transactions, the “Real Estate Sale/Leaseback Transactions”);

WHEREAS, Sellers, in connection with the sale contemplated by this Agreement, effectuated the Canadian Reorganization (as defined herein);

WHEREAS, prior to the date hereof, U.S. Seller and certain of its Subsidiaries (other than the U.S. Target and its Subsidiaries) have entered into the Intellectual Property Arrangements (as defined herein) with certain of the Target Companies and certain of their respective Subsidiaries, pursuant to which certain software applications and other intellectual property owned by either U.S. Seller and certain of its Subsidiaries (other than the U.S. Target and its Subsidiaries), on the one hand, or the Target Companies and certain of their respective Subsidiaries, on the other hand, have been made available to the other for use in providing image formatting, electronic presentment, message and other content creation and related services to their respective clients;

WHEREAS, prior to the date hereof, U.S. Seller, certain of its Subsidiaries (other than the Target Companies or their respective Subsidiaries), and certain joint ventures of U.S. Seller have entered into the Master Subcontracting Print Arrangements (as defined herein) with the Target Companies and certain of their respective Subsidiaries, pursuant to which U.S. Seller, such Subsidiaries and joint ventures, on the one hand, or the Target Companies and certain of their respective Subsidiaries, on the other hand, formalized via written contract existing subcontracting arrangements by which the Target Companies or their respective Subsidiaries provide printing, mailing and related services of the Business to certain existing customers of U.S. Seller, such Subsidiaries and joint ventures; and

WHEREAS, upon the terms and subject to the conditions set forth herein, Sellers desire to sell, assign, transfer, convey and deliver to Purchasers, and Purchasers desire to purchase, acquire and accept from Sellers, the Equity Interests.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01                    Certain Definitions.  For purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:

“Action” or “Proceeding” means any action, suit, proceeding, investigation, arbitration, Governmental Order, hearing, assessment with respect to fines or penalties, or litigation (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before any Governmental Authority.

“Adjusted Purchase Price” means the Preliminary Purchase Price, plus any Net Adjustment Amount paid to Sellers pursuant to Section 2.02(e)(i), minus any Net Adjustment Amount paid to Purchasers pursuant to Section 2.02(e)(ii).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such other Person.  For purposes of determining whether a Person is an Affiliate, the term “control” and its correlative forms “controlled by” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise.

“Ancillary Agreements” means the Reciprocal Transition Services Agreement and the First Amendment to the DST Application Services Agreement dated the Closing Date, between U.S. Seller and U.S. Target.

“Antitrust Laws” means (i) the Sherman Act of 1890, as amended, (ii) the Clayton Antitrust Act of 1914, as amended, (iii) the HSR Act, and (iv) any other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creating significant impediments to, or lessening of, completion or creation or strengthening of a dominant position through merger or acquisition.

“Assumed Liabilities” means any and all Liabilities, whether arising before, on or after the Closing Date, to the extent relating to, resulting from or arising out of the present, past or future operation, conduct or actions of the Business, including Liabilities relating to Shared Contracts to the extent allocated to the Purchasers pursuant to Section 5.22, including any and all liabilities relating to or arising out of the Real Estate Sale/Leaseback Transactions and the Real Estate Sale/Leaseback Transaction Documents and any arrangements related thereto.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and any other written or unwritten plan, contract, agreement, policy or other arrangement providing for employment, compensation, incentive, change in control, bonus, severance, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, disability benefits, supplemental employment benefits, vacation benefits, paid time-off, educational assistance, retirement benefits, profit-sharing, post-retirement benefits, or other employee benefits or remuneration of any kind, in each case, entered into, maintained, sponsored, contributed or required to be contributed to by the Sellers or any of their Affiliates or ERISA Affiliates or with respect to which the Sellers or any of their Affiliates or ERISA Affiliates has any Liability.

“Business” means the United States and Canada customer communications business, taken as a whole, as described in the Audited Financial Statements, which includes service offerings for formatting, printing, mailing, postage and mailing operations management, electronic presentment, archiving and digital and physical fulfillment as conducted by the Target Companies and their respective Subsidiaries as of the date hereof.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business.

“Canadian Reorganization” means the transactions set forth on Section 1.1(a) of the Disclosure Letter.

“Cash and Cash Equivalents” means, as of any date, with respect to the Target Companies and each of their respective Subsidiaries, all highly liquid investments with original maturities of less than 90 days when acquired, including cash, checks, money orders, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority held by the Target Companies or any of their respective Subsidiaries as of the close of business on such date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Software” means proprietary software (including data files, source code, object code, application programming, interfaces, databases, and other software-related specifications and documentation) developed by or for the Target Companies and used in the Business.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of November 2, 2015, between Parent and U.S. Seller, as the same may be amended from time to time.

“Contract” means any written agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy or benefit plan which is binding upon the Target Companies or any of their respective Subsidiaries.

“Current Assets” means the sum of all current assets of the Business (inclusive of prepaid postage assets and inventories), determined in accordance with Exhibit A hereto, as of the close of business on the day immediately preceding the Closing Date; provided that Current Assets shall not include Cash and Cash Equivalents, Income Tax Assets (current or deferred), the portion of any prepaid insurance assets for which the Purchasers will not receive the benefit following the Closing Date, Other Adjustments and intercompany accounts among the Target Companies and any of their respective Subsidiaries, on the one hand, and among the U.S. Seller and Canadian Seller and any of their respective Subsidiaries, on the other hand. Notwithstanding the above, Current Assets shall include any non-interest bearing U.S. Seller receivable assets.

“Current Liabilities” means the sum of all current Liabilities of the Business, determined in accordance with Exhibit A hereto, as of the close of business on the day immediately preceding the Closing Date; provided that Current Liabilities shall not include any Liabilities for Indebtedness, any Income Tax Liabilities (current or deferred), any Liabilities for Other Adjustments, and any Liabilities for intercompany accounts among the Target Companies and each of their respective Subsidiaries, on the one hand, and among the U.S. Seller and Canadian Seller and any of their respective Subsidiaries, on the other hand.  For avoidance of doubt,

Current Liabilities shall include (i) all customer postage deposit liabilities of the Business, (ii) the current portion of the deferred gain related to the Real Estate Sale/Leaseback Transactions, as well as other deferred revenue and gain accounts and (iii) the amounts described in Section 5.05(o) herein.

“Data Room” shall mean that certain electronic data room for “Project Arrow” run by Merrill Corporation at https://us1.merrillcorp.com/bidder/index_frame.do?projectId=210506 and maintained by the Sellers for purposes of facilitating the due diligence of Purchasers, other potential acquirors of the Target Companies and their respective Representatives with respect to the transactions contemplated by this Agreement.

“DST Application Services Agreement” means that agreement, dated January 1, 2016, between U.S. Target and U.S. Seller.

“Employees” means, other than the employees listed on Section 1.1(b)(i) of the Disclosure Letter, those Persons (i) employed by the Target Companies or their respective Subsidiaries, in each case as of immediately prior to the Closing, or for any such Person who is participating in a long-term disability plan or policy sponsored or maintained by Sellers or any of their Affiliates as of immediately prior to the Closing, upon the date the long-term disability plan administrator/insurance company determines such Person is able to return to active employment, and (ii) listed on Section 1.1(b)(ii) of the Disclosure Letter.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, retention agreement, easement, deed of trust, assessment, adverse claim, levy, charge, collateral assignment, hypothecation, conditional sale or restriction on transfer of title or voting, except for any restrictions on transfer generally arising under any applicable federal or state securities Laws, other than Permitted Encumbrances.

“Environmental Law” means all U.S. and non-U.S. federal, state and local law rules, regulations and orders (including common law) relating to pollution, protection of the environment, protection of health with respect to exposure to Hazardous Substances, pollutants, or contaminants, or the emission, discharge, treatment, storage, disposal, transport or Release or threatened Release of Hazardous Substances, pollutants or contaminants.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means (i) with respect to the Sellers, any trade or business (whether or not incorporated) under common control with the Sellers within the meaning of Section 4001(b)(1) of ERISA, or which together with the Sellers are treated as a single employer under Section 414(t) of the Code; and (ii) with respect to the Target Companies and their respective Subsidiaries, any trade or business (whether or not incorporated) under common control with the Target Companies and their Subsidiaries within the meaning of Section 4001(b)(1) of ERISA, or which together with the Target Companies and their Subsidiaries are treated as a single employer under Section 414(t) of the Code.

“Final Purchase Price” means the Adjusted Purchase Price minus any further adjustment paid to Purchasers pursuant to Section 5.21.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Survival Date” means the date that is eighteen (18) months from the Closing Date.

“Governmental Authority” means any government or governmental, administrative or regulatory body thereof, whether federal, state, local, municipal, foreign, national or supranational, any agency, regulatory authority, quasi-governmental or private body, or instrumentality thereof and any court, tribunal or judicial or arbitral body thereof.

“Governmental Order” means any order, writ, judgment, stipulation, determination or award made, issued or entered into by or with any Governmental Authority.

“Hazardous Substance” means that term as so defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means Taxes imposed on, or determined by reference to, net income.

“Income Tax Assets” means all amounts due from a Tax Authority in respect of Income Taxes.

“Income Tax Liabilities” means all Liabilities in respect of Income Taxes.

“Indebtedness” means, with respect to any Person, without duplication, including all accrued and unpaid interest thereon, premiums and penalties (such as breakage costs and prepayment or early termination penalties) or other amounts owing in respect of: (A) the principal of (1) such Person’s indebtedness for borrowed money and (2) indebtedness of such Person evidenced by notes, debentures, bonds or other similar instruments; (B) all of such Person’s obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances and similar credit transactions have been drawn upon; (C) all of such Person’s obligations under any lease that is required to be capitalized for financial reporting purposes under GAAP (with the amount of Indebtedness in respect of any such lease being the capitalized amount thereof that would appear on a balance sheet prepared in accordance with GAAP); provided, for the avoidance of doubt, that the parties agree that none of the RE Leases shall be deemed to be leases required to be capitalized for purposes of this Agreement and shall be treated as operating leases hereunder; (D) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements and (E) all obligations of the type referred to in clauses (A) through (D) above of other Persons for which such first Person or any of its Subsidiaries has guarantees of such obligations or other arrangements having the effect of a guarantee; provided that Indebtedness shall not include any intercompany indebtedness between or among such Person and any of its wholly owned subsidiaries.

“Intellectual Property Arrangements” means the Contracts set forth on Section 1.1(c) of the Disclosure Letter.

“Knowledge of Sellers” or “Sellers’ Knowledge” or any other similar knowledge qualification means the actual knowledge, after reasonable inquiry, of those persons listed on Section 1.1(d) of the Disclosure Letter.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” and “Liability” shall mean any and all Indebtedness, liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including, but not limited to, those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Losses” means actual out-of-pocket losses, damages, liabilities, costs or expenses, including reasonable attorneys’ fees.

“Master Subcontracting Print Arrangements” means the Contracts set forth on Section 1.1(e) of the Disclosure Letter.

“Material Adverse Effect” means any change, event, development or circumstance that, individually or in the aggregate with other changes, events, developments or circumstances, has had, or would reasonably be expected to have, a material adverse effect, on the business, results of operations or financial condition of the Business; provided that any change, event, development or circumstance resulting from, relating to or arising out of the following shall not be taken into account in determining the existence of a Material Adverse Effect: (i) general U.S. or global economic conditions, including changes in (x) financial or credit market conditions or (y) interest rates or currency exchange rates; (ii) conditions generally affecting any of the industries in which the Business operates (including legislative, regulatory, accounting and litigation matters); (iii) acts of God or other calamities, national or international political or social actions or conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) changes in Law or in GAAP or the enforcement or interpretations of either; (v) any failure to meet internal projections relating to the Business (provided that, without prejudice to any other exceptions in this definition, this clause (v) shall not prevent a determination that any change, event, development or circumstance underlying such failure to meet internal projections has resulted in a Material Adverse Effect); (vi) any actions taken, or failures to take action, in each case, to which Purchasers have consented or the failure to take actions specified in Section 5.01 due to Purchasers’ failure to consent thereto following the request of Sellers or the Target Companies; (vii) the execution, announcement or pendency of this Agreement and the other agreements contemplated hereby, including by reason of the identity of Purchasers or any communication by Purchasers regarding the plans or intentions of Purchasers with respect to the Business and including the impact of any of the foregoing on relationships with customers, suppliers, lenders, officers, employees or regulators and any suit, action or proceeding arising therefrom or in connection therewith; (viii) the Sellers’ or the Target Companies’ compliance with the terms of this Agreement; or (ix) any action or failure to take action of Purchasers.

“Net Adjustment Amount” means the sum of (a) any excess (or deficit) of Closing Net Working Capital as finally determined pursuant to Section 2.02(d) (“Final Net Working Capital”) minus Estimated Net Working Capital, plus (b) the excess (or deficit) of Closing Cash as finally determined pursuant to Section 2.02(d) (“Final Cash”) minus Estimated Cash, minus (c) the excess (or deficit) of Closing Indebtedness as finally determined pursuant to Section 2.02(d) (“Final Indebtedness”) minus Estimated Indebtedness, minus (d) the excess of Closing Other Adjustments as finally determined pursuant to Section 2.02(d) (“Final Other Adjustments”) minus Estimated Other Adjustments.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Other Adjustments” means the aggregate amount of all fees and expenses (whether or not yet invoiced) that have not been paid as of the Closing, incurred by or on behalf of, or to be paid by, the Target Companies or their respective Subsidiaries in connection with the Sale Process or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby (other than with respect to any Transfer Taxes), including (A) all brokers’ or finders’ fees and (B) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts, and relating to any “data rooms” including the Data Room (the fees and expenses described under this definition of Other Adjustments collectively, “Transaction Expenses”), excluding any payments with respect thereto made by Sellers or any of their respective Subsidiaries prior to Closing; provided that any of the foregoing incurred by or at the direction of Purchasers or any of their Affiliates (including the Target Companies or their respective Subsidiaries following the Closing) shall be excluded.

“Permits” means all approvals, licenses, permits, authorizations and certificates issued by any Governmental Authority.

“Permitted Encumbrances” means each of the following: (i) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations; (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar Encumbrances which have arisen in the ordinary course of business; (iii) Encumbrances approved by Purchasers; (iv) Encumbrances for Taxes not yet delinquent or contested in good faith or that may hereafter be paid without interest or penalty; (v) requirements and restrictions of zoning, building and other Laws, rules and regulations; (vi) statutory liens of landlords for amounts not yet due and payable; (vii) licenses of Intellectual Property; (viii) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (ix) Encumbrances which are not reasonably likely to materially impair the continued use of the asset or property to which they relate, as used on the date hereof; (x) Encumbrances resulting from securities Laws; and (xi) other imperfections of title or Encumbrances, if any, that individually or in the aggregate do not have a Material Adverse Effect on, and would not be expected to have a Material Adverse Effect on the continued use and operation of the assets to which they relate in the conduct of the business of the Target Companies as presently conducted.

“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, unlimited liability corporation, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Straddle Period” means the portion of any Straddle Period beginning after the Closing Date.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date.

“Pre-Closing Straddle Period” means the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Preliminary Purchase Price” shall equal $410,000,000 (i) plus, if the Estimated Net Working Capital exceeds the Reference Net Working Capital, an amount equal to such excess, (ii) minus, if the Reference Net Working Capital exceeds the Estimated Net Working Capital, an amount equal to such excess, (iii) plus, the Estimated Cash, (iv) minus, the Estimated Indebtedness and (v) minus other Estimated Other Adjustments.

“Privilege” shall mean all privileges that may be asserted under applicable Law including privileges arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges).

“Real Property” means the real property owned, leased or subleased by the Target Companies, together with all buildings, structures and facilities located thereon.

“Receivables Purchase Agreement” means the Amended and Restated Receivables Purchase Agreement, dated May 15, 2014, by and among Fountain City Finance, LLC, Wells Fargo Bank, National Association, U.S. Seller and the originators listed therein, as amended by Amendment No. 1 to Amended and Restated Receivables Purchase Agreement, dated as of May 14, 2015,  by and among Fountain City Finance, LLC, Wells Fargo Bank, National Association and U.S. Seller.

“Reference Net Working Capital” means $39,750,000.

“Release” means that term as so defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.

“Representative” means, with respect to a party, the controlled Affiliates, officers, directors, managers, employees, legal counsel, accountants, financial advisors, investment bankers, consultants and the other authorized agents, advisors and representatives of such party, in each case, acting in their capacity as such.

“Retention Amounts” means, solely to the extent set forth on Section 1.1(f) of the Disclosure Letter, any stay, retention or other bonuses or compensation payable in connection with or as a result of the transactions contemplated by this Agreement.

“Sale Process” means the sale of the Business and all activities in connection therewith, including the solicitation of proposals from third parties and the consideration of, and actions taken in connection with, possible alternatives to some or all of the transactions contemplated by this Agreement.

“Seller Benefit Plan” means a Benefit Plan that is not a Target Company Benefit Plan.

“Seller Benefit Plan Liabilities” means any Liability arising out of or relating to a Seller Benefit Plan, except, in each case, as expressly set forth in the Ancillary Agreements.

“Sellers’ Compensation Expenses” means (i) all bonuses and other compensation paid or otherwise payable to Employees or other persons employed by the Target Companies at any time prior to the Closing in respect of periods ending on or prior to the Closing, (ii) any stay, retention, or other bonuses or compensation paid or otherwise payable in connection with or as a result of the transactions contemplated by this Agreement, (iii) all payments to Employees in respect of all options, restricted stock units, performance stock units, and all other U.S. Seller equity-related compensation and (iv) deferred compensation payable to Nonqualified Plan Participants.

“Shared Contracts” shall mean any Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement entered into prior to the Closing which is between Sellers or any of their Affiliates (or, after the Closing, Purchasers or any of their Subsidiaries), on the one hand, and one or more third parties, on the other hand (regardless of whether such Contracts are primarily related to the Business), that directly benefits both (x) the business and operations of Sellers and their Affiliates (other than the Target Companies) and (y) the Business.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, a corporation, partnership, joint venture, association, limited liability company or other entity of which such Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests.

“Target Company Benefit Plan” means a Benefit Plan that is entered into, maintained or contributed to solely by one or more of the Target Companies or their Subsidiaries; provided, however, that “Target Company Benefit Plan” shall not include any Benefit Plan which is sponsored, contributed to or required to be contributed to by the Sellers or any of their Affiliates or ERISA Affiliates (other than solely by any of the Target Companies and their Subsidiaries).

“Tax” or “Taxes” means all federal, state, county, local or foreign taxes, charges, duties, fees, levies, imposts or other similar assessments imposed by a Tax Authority, including all income, gross receipts, value added, add-on, capital gains, capital stock, production, inventory, sales, use, ad valorem, transfer, franchise, profits, license, withholding, alternative minimum, payroll, customs, duties, employment, excise, estimated, severance, stamp, occupation, property, withholding or other taxes of any kind whatsoever, together with any interest and any penalties, fines, or additional amounts imposed thereon by any Tax Authority.

“Tax Authority” means a federal, state, local or foreign Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax, as the context requires.

“Tax Return” means any declaration, estimate, return, report, information statement, schedule or other document (including any related or supporting information or any amendment of or supplement to any of the foregoing) with respect to Taxes that is required or permitted to be filed with any Tax Authority.

“Transferred Books and Records” shall mean all current and historical books and records in the possession of Sellers or their Affiliates, or for which Sellers or their Affiliates have the right to deliver, relating exclusively to the Business, in whatever form kept, including electronic form, including business and financial records, files (including employee files), books and documents to the extent relating solely to the Business; provided, however, that (A) Sellers may retain a copy of (x) all such business and financial records, and (y) any other books and records to the extent necessary for reporting, regulatory, tax, accounting or litigation purposes and (B) Transferred Books and Records shall not include books or records to the extent of any applicable restrictions on transfer pursuant to applicable Law (including Laws regarding personally identifiable information).  For the avoidance of doubt, all Company Continuing Employee files shall be deemed to be part of Transferred Books and Records.

SECTION 1.02                    Other Terms.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01                    Purchase and Sale.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall sell, assign, transfer, convey and deliver to Purchasers, and Purchasers shall purchase, acquire and accept from Sellers, the Equity Interests for the consideration specified in Section 2.02, free and clear of all Encumbrances other than Encumbrances resulting from securities Laws.

SECTION 2.02                    Preliminary Purchase Price.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, in consideration for the sale of the Equity Interests (collectively, the “Sale”), Purchasers shall pay by wire transfer of immediately available funds to an account of the Sellers, for further payment to the other Sellers in accordance with the allocation set forth in

Section 5.18(h) of the Disclosure Letter, the Preliminary Purchase Price, subject to adjustment pursuant to Section 2.02(e).

(b)                                 Sellers’ Estimates.  Not less than five (5) Business Days prior to the anticipated Closing Date, Sellers shall deliver to Purchasers a good-faith estimate, calculated in accordance with Exhibit A, which shall set forth (i) the estimated amount of aggregate Cash and Cash Equivalents as of immediately prior to the Closing (the “Estimated Cash”), (ii) the estimated amount of aggregate Indebtedness of the Target Companies and their respective Subsidiaries outstanding as of immediately prior to the Closing (“Estimated Indebtedness”), (iii) the estimated amount of Other Adjustments as of immediately prior to the Closing (“Estimated Other Adjustments”) and (iv) the estimated Net Working Capital as of immediately prior to the Closing (the “Estimated Net Working Capital”).

(c)                                  Closing Net Working Capital.  As promptly as practicable, but in any case no later than seventy-five (75) days after the Closing Date, Purchasers shall cause to be prepared and delivered to Sellers a closing statement (the “Closing Statement”) setting forth Purchasers’ calculation, calculated in accordance with Exhibit A hereto, of (i) the aggregate Cash and Cash Equivalents as of immediately prior to the Closing (the “Closing Cash”), (ii) the amount of aggregate Indebtedness of the Target Companies and their respective Subsidiaries outstanding as of immediately prior to the Closing (“Closing Indebtedness”), (iii) as of immediately prior to the Closing, the Other Adjustments (“Closing Other Adjustments”) and (iv) as of immediately prior to the Closing, Net Working Capital (the “Closing Net Working Capital”).

(d)                                 Disputes.

(i)                                     If Sellers disagree with the Closing Statement or Purchasers’ calculation of any of Closing Cash, Closing Indebtedness, Closing Other Adjustments or Closing Net Working Capital delivered pursuant to Section 2.02(c), Sellers may, within forty-five (45) days after receipt by Sellers of the Closing Statement (the “Review Period”), deliver a notice to Purchasers providing reasonable detail of the reason for any disagreement and setting forth Sellers’ calculation of such amount (a “Dispute Notice”).  Any such notice of disagreement shall specify all items or amounts with which Sellers disagree.  Purchasers shall, and shall cause their Representatives to, reasonably cooperate and assist Sellers in conducting their review of the calculations of the Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital, including by providing reasonable access to books, records, accountants’ work papers (after execution and delivery by Sellers of any customary agreements required by such accountants) and appropriate personnel.  Unless Sellers deliver a Dispute Notice to Purchasers on or prior to the expiration of the Review Period, Sellers will be deemed to have accepted and agreed to the Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital delivered pursuant to Section 2.02(c), and such amounts (and the calculations contained therein) will be final, binding and conclusive.

(ii)                                  If a Dispute Notice is delivered in accordance with this Section 2.02(d), Sellers and Purchasers shall, during the forty-five (45) days following such delivery (the “Resolution Period”), attempt in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital (and all such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties).

(iii)                               Any resolution by Purchasers and Sellers during the Resolution Period as to any item identified in the Dispute Notice shall be set forth in writing and executed by the parties and will be final, binding and conclusive.  If Sellers and Purchasers are not able to resolve all disputed items identified in the Dispute Notice within the Resolution Period, then the items that remain in dispute shall be submitted to a jointly selected internationally recognized accounting or consulting firm that is not the independent auditor for any of Sellers, Target Companies or Purchasers and is otherwise independent and impartial, which firm shall, within ten (10) days, select an independent and impartial partner from such firm to act as an expert and not as an arbitrator; provided that if Sellers and Purchasers are unable to select such accounting firm within thirty (30) days after the end of the Resolution Period, either Purchasers or Sellers may request the American Arbitration Association to appoint, within twenty (20) days from the date of such request, a partner in an independent accounting firm who is a certified public accountant, independent and impartial, with significant arbitration experience related to purchase price adjustment disputes.  The individual arbitrator selected by the accounting firm or the American Arbitration Association, as the case may be, shall be referred to herein as the “Referee.”

(iv)                              If any remaining issues in dispute are submitted to the Referee for resolution, each of Sellers and Purchasers will be afforded an opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such matters with the Referee.  The Referee shall, acting as an expert and not as an arbitrator, and not by independent investigation, review the relevant portions of this Agreement (including Exhibit A hereto), the Closing Statement and the disputed items or amounts for the purpose of calculating Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital.  In making such calculation, the Referee shall consider only those items or amounts (and related items that underlie such items and amounts) in the Closing Statement and Purchasers’ calculation of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital as to which Sellers have disagreed.  The Referee shall deliver to Sellers and Purchasers, as promptly as practicable (but in no event later than thirty (30) days from the date of engagement of the Referee), a report setting forth its calculation of the Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital as applicable; provided that the Referee shall be instructed that its calculations (i) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Sellers in the Dispute Notice and by Purchasers in the Closing Statement and (ii) must be made in accordance with the standards and definitions in this Agreement (including Exhibit A hereto).  Such report shall be final, binding and non-appealable upon Sellers and Purchasers. The costs and expenses of the Referee shall be borne by Purchasers and Sellers in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Referee that are unsuccessfully disputed by Purchasers, on the one hand, and the Sellers, on the other hand, as finally determined by the Referee, bears to the total dollar amount of such remaining disputed items so submitted.  For example, should the items in dispute total in amount to $1,000 and the Referee awards $600 in favor of the Sellers’ position, 60% of the costs of its review would be borne by Purchasers and 40% of the costs would be borne by Sellers.

(v)                                 The final, binding and conclusive calculations of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital, based either upon agreement or deemed agreement by Purchasers and Sellers or the written determination delivered by the Referee, in each case, in accordance with this Section 2.02(d)(v), will be the final and binding determination for all purposes of this Agreement.

(e)                                  Net Adjustment Amount.

(i)                                     If the Net Adjustment Amount is positive, Purchasers shall, within five (5) Business Days of the Net Adjustment Amount being finally determined pursuant to this Section 2.02(e)(i), pay, or cause to be paid, the Net Adjustment Amount in immediately available funds to an account of the Sellers, for further payment to the other Sellers in accordance with the allocation set forth in Section 5.18(h) of the Disclosure Letter, no later than two (2) Business Days after such final determination pursuant to this Section 2.02(e)(i).

(ii)                                  If the Net Adjustment Amount is negative, Sellers shall, within five (5) Business Days of the Net Adjustment Amount being finally determined pursuant to this Section 2.02(e)(ii), pay, or cause to be paid, the absolute value of the Net Adjustment Amount in immediately available funds to Purchasers by wire transfer to a bank account designated in writing by Purchasers no later than two (2) Business Days after such final determination pursuant to this Section 2.02(e)(ii).

(f)                                   The process set forth in this Section 2.02 shall be the exclusive remedy of Sellers and Purchasers for any disputes related to the Closing Cash, Closing Indebtedness, Closing Other Adjustments, Closing Net Working Capital and Net Adjustment Amount, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.

SECTION 2.03                    Closing Deliveries.

(a)                                 At the Closing, Purchasers shall deliver, or cause to be delivered, to Sellers:

(i)                                     the Preliminary Purchase Price by wire transfer of immediately available funds to accounts of the Sellers as designated in writing by Sellers to Purchasers no later than two (2) Business Days prior to the Closing Date; provided that if the Closing occurs on a day that is not a Business Day in Canada, the Canadian Purchaser shall make the payment with respect to the Canadian Purchase Price set forth on Section 2.03(a) of the Disclosure Letter, plus interest on such amount accruing at an annualized rate of 1%

from and after the Closing Date to the date of such payment, on the next U.S. Business Day;

(ii)                                  the Reciprocal Transition Services Agreement substantially in the form of Exhibit B (the “Reciprocal Transition Services Agreement”), duly executed by Purchasers;

(iii)                               the officer’s certificate required pursuant to Section 6.03(c); and

(iv)                              all other agreements, documents, instruments or certificates required to be delivered by Purchasers at or prior to the Closing pursuant to this Agreement.

(b)                                 At the Closing, Sellers shall deliver, or cause to be delivered, to Purchasers:

(i)                                     such documentation as may be reasonably requested by Purchasers to evidence the transfer of the Equity Interests to Purchasers;

(ii)                                  the Reciprocal Transition Services Agreement, duly executed by Sellers;

(iii)                               the First Amendment to the DST Application Services Agreement, dated as of the Closing Date, in the form attached hereto at Exhibit C;

(iv)                              the First Amendment to the Output Application Services and Source Code License Agreement, in the form attached hereto as Exhibit D;

(v)                                 the Second Amendment to the Master Services Agreement, in the form attached hereto as Exhibit E;

(vi)                              resignation letters from each of the directors, executive officers and/or managers of the Target Companies;

(vii)                           the officer’s certificate required pursuant to Section 6.02(e);

(viii)                        following receipt of the Preliminary Purchase Price, a receipt for the same, duly executed by Sellers;

(ix)                              a statement, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that U.S. Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder;

(x)                                 documentation reasonably satisfactory to Purchasers to evidence the release of the U.S. Target and its Subsidiaries from the Receivables Purchase Agreement and obligations thereunder; and

(xi)                              all other agreements, documents, instruments or certificates required to be delivered by Sellers at or prior to the Closing pursuant to this Agreement.

SECTION 2.04                    Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Equity Interests contemplated hereby shall take place at a closing (the “Closing”) to be held at 12:01 a.m., Pacific time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, or electronically via email and/or facsimile on July 1, 2016, assuming the conditions required to be satisfied or waived pursuant to Article VI have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) (subject, in each case, to the satisfaction and/or waiver (to the extent permitted by applicable Law) of the conditions to Closing set forth in Article VI as of the Closing Date determined in accordance with this Section 2.04) , unless the parties mutually agree in writing otherwise (the day on which the Closing takes place being the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE TARGET COMPANIES AND SELLERS

Except as set forth in the section of the Disclosure Letter dated the date hereof and delivered by Sellers to Purchasers with respect to this Agreement (the “Disclosure Letter”) that specifically corresponds to such section of this Article III (or in any other section of the Disclosure Letter if the applicability of such disclosure to such section is reasonably apparent on its face), each of Sellers and the Target Companies, jointly and severally, represents and warrants to Purchasers that the statements contained in this Article III are true and correct.

SECTION 3.01                    Organization and Authority.  Each of the Target Companies and each of their respective Subsidiaries is a duly organized and validly existing entity in good standing under the Laws of its jurisdiction of incorporation, and has all necessary power and authority to enter into and deliver this Agreement and the Ancillary Agreements to which it is, or will on the Closing Date be, party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, except where failure to do so would not have a Material Adverse Effect. The Target Companies and each of their respective Subsidiaries are duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not have a Material Adverse Effect. The Target Companies have heretofore made available to Purchasers true, correct and complete copies of the Certificate of Incorporation and Bylaws (or similar governing documents) as in effect on the date hereof for the Target Companies and each of their respective Subsidiaries.  Neither the Target Companies nor any of their respective Subsidiaries, directly or indirectly, own any interest in any Person other than the Target Companies’ Subsidiaries.

SECTION 3.02                    Corporate Approval.

(a)                                 Sellers have all requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform their obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.  This Agreement and each of the Ancillary Agreements have been duly executed and delivered by the Sellers and, assuming the authorization, execution and delivery hereof by Purchasers, constitutes a valid and binding agreement of Sellers enforceable against Sellers in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles affecting the availability of specific performance and other equitable remedies.

(b)                                 The respective boards of directors (or equivalent governing body) of Sellers and the Target Companies have determined that this Agreement is in the best interests of Sellers and the Target Companies, declared advisable this Agreement and approved the execution, delivery and performance of this Agreement and the other transactions contemplated hereby.

SECTION 3.03                    Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by the Sellers nor the consummation of the transactions contemplated hereby will (a) violate or conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or other similar governing documents) of the Sellers, the Target Companies or any of their respective Subsidiaries, (b) require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Authority except as may be required under (i) the HSR Act and any other applicable Antitrust Laws, (ii) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, or (iii) the applicable requirements of the New York Stock Exchange, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of, any Material Contract to which the Target Companies or any of their respective Subsidiaries is subject, (d) result in the creation or imposition of any Encumbrance on any asset of the Target Companies or any of their respective Subsidiaries (other than one created by the Purchasers), or (e) violate any Law or Governmental Order applicable to the Target Companies or any of their respective Subsidiaries; except in each of clauses (b), (c), (d), and (e), where any failure to obtain such consents, approvals, authorizations or Permits, any failure to make such filings or any such modifications, violations, rights, breaches or defaults would not, individually or in the aggregate, (i) have a Material Adverse Effect or (ii) prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect the Sellers’ or the Target Companies’ ability to satisfy its obligations hereunder.

SECTION 3.04                    Ownership of Equity Interests. All of the U.S. Interests are beneficially and of record owned by U.S. Seller, free and clear of all Encumbrances.  All of the Canadian Equity Securities are beneficially and of record owned by Canadian Seller, free and clear of all Encumbrances.  The consummation of the transactions contemplated by this

Agreement will convey to Purchasers good title to the Equity Interests, free and clear of all Encumbrances, except for those created by Purchasers or arising out of ownership of the Equity Interests by Purchasers and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities Laws.

SECTION 3.05                    Subsidiaries.

(a)                                 Set forth in Section 3.05(a) of the Disclosure Letter is a list of all of the capital stock or other equity interest in any Person owned by the Target Companies or any of their respective Subsidiaries.

(b)                                 All the outstanding shares of capital stock or other equity interests of such Subsidiaries were duly authorized for issuance and are validly issued, fully paid and non-assessable and one of the Target Companies or a Subsidiary of the Target Companies owns such shares or interests, and the Target Companies or a Subsidiary of the Target Companies will own such shares or interests immediately after the Closing Date, in each case free and clear of any and all Encumbrances other than (i) restrictions on transfer of securities imposed by applicable securities Laws, (ii) Encumbrances that shall be released on or prior to the Closing, (iii) Permitted Encumbrances and (iv) Encumbrances created by Purchasers.

SECTION 3.06                    Financial Statements.  The Sellers have delivered to Purchasers true and complete copies of the audited combined and consolidated balance sheets, statements of income, statements of comprehensive income, statements of changes in owner’s equity and statements of cash flows of the Target Companies and their respective Subsidiaries for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 (including, in each case, any notes thereto) (the “Audited Financial Statements”), and an unaudited combined and consolidated balance sheet and a statement of income of the Target Companies and their Subsidiaries as of and for the three months ended March 31, 2016 (collectively, the “Interim Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements were prepared in accordance with GAAP, applied on a consistent basis for the periods involved and fairly present, in all material respects, the financial condition of the Target Companies and their respective Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended, except (x) as set forth on Section 3.06 of the Disclosure Letter and (y) that the Interim Financial Statements do not contain footnotes and are subject to normal and recurring year-end adjustments.  All of the Financial Statements are qualified by the fact that the Target Companies and the Business have not operated as a separate “stand alone” entity within Sellers.  As a result, the Business received certain allocated charges and credits as discussed more fully in the notes accompanying the Financial Statements.  Such charges and credits do not necessarily reflect the amounts which would have resulted from arms-length transactions or which the Business would incur on a stand-alone basis.

SECTION 3.07                    Undisclosed Liabilities.  Except as provided for in Section 3.07 of the Disclosure Letter, the Business has no Liabilities of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those which are adequately reflected or reserved against in the Financial Statements, (ii) those which are incurred in the ordinary course of business since the date of the Interim Financial Statements, (iii) those which would not have a Material Adverse Effect, or (iv) those incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

SECTION 3.08                    Sufficiency of Assets.  The assets owned or leased by the Target Companies and their respective Subsidiaries, or to which any of the Target Companies and their respective Subsidiaries have licenses or possess the legal right to use, which include, but are not limited to, for the avoidance of doubt, the rights under the Reciprocal Transition Services Agreement, the Interaffiliate Contracts (covered in Section 3.19 hereof) and the RE Leases, constitute in all material respects all of the properties, assets and rights necessary to permit, without regard to the characteristics of the Purchasers, the Target Companies and their respective Subsidiaries to conduct, as of the Closing, the Target Companies’ Business as it is being conducted at the date of this Agreement, provided that the foregoing shall not apply to (i) assets owned by Sellers or their Affiliates (other than the Target Companies) that are used in rendering services that are the subject of the Reciprocal Transition Services Agreement, the Interaffiliate Contracts, the RE Leases and Shared Contracts or the Delayed Contracts, or (ii) Real Property, which is covered in Section 3.17, provided, further, that certain transfers, assignments, licenses, sublicenses, leases and subleases (as the case may be) of assets, Contracts, Permits and any claim or right or benefit arising thereunder or resulting therefrom may require the consent to transfer, assign, license, sublicense, lease or subleases (as the case may be) of a third party, which consent has not been obtained.

SECTION 3.09                    Absence of Certain Changes.  Since the date of the Interim Financial Statements, (a) the Target Companies and their respective Subsidiaries, taken as a whole, shall have not suffered any Material Adverse Effect, and (b) the Target Companies and their respective Subsidiaries have conducted the Business only in the ordinary course of business in a manner consistent with past practice, in each case, in all material respects, except for the negotiation, execution, delivery and performance of this Agreement and the Ancillary Agreements and the entrance into the Real Estate Sale/Leaseback Transaction Documents, the Master Subcontracting Print Arrangements and Intellectual Property Arrangements.

SECTION 3.10                    Employees.

(a)                                 None of the Target Companies nor their respective Subsidiaries is a party to any collective bargaining agreement with any labor organization covering the Employees.  As of the date hereof, there is no pending or, to Sellers’ Knowledge, threatened, strike, lock-out, work-stoppage, union-organization effort, unfair labor practice Proceeding or labor arbitration Proceeding involving the Employees.  As of the date of this Agreement, to Sellers’ Knowledge, no Employee of the Business whose continued services are material to the continuing operation of the Business has given, or received, written notice of termination.

(b)                                 Section 3.10(b) of the Disclosure Letter sets forth the following as of the date hereof: a complete and accurate list of each Employee (identified by employee number), his or her employer, date of hire/commencement of continuous employment, position and title (if any), current base salary or wage rate, commissions and bonus or other material compensation paid since the beginning of the most recently completed fiscal year. Neither the Target Companies nor their respective Subsidiaries have promised or agreed to any material variation to the contract of employment of any of the Employees which is due to take effect after the Closing

Date.  As of the date hereof, other than the Employees, there is no employee of Sellers or any of its Affiliates who is principally dedicated or assigned to the Business.

(c)                                  Except as set forth in Section 3.10(c) of the Disclosure Letter, all Employees are “employees at will” and are employed by the Target Companies and their respective Subsidiaries.

(d)                                 The Target Companies and their respective Subsidiaries are in compliance, in all material respects, with all terms and conditions of employment of each Employee and all Laws relating to employment and employment practices, including but not limited to Laws relating to workers’ safety and health, sexual harassment, discrimination, background checks, employee leaves, equal pay, immigration, wages and hours (including classification of employees) or workers’ compensation.

(e)                                  All compensation and benefits due to the Employees and independent contractors, workers, or leased employees performing services for the Business have been paid in the normal course of business.

(f)                                   All Employees have passed the Sellers’ or the Target Companies’ background checks and all U.S. Employees have provided the Target Companies with valid Form I-9’s.

SECTION 3.11                    Employee Benefit Matters.

(a)                                 Section 3.11(a) of the Disclosure Letter contains a complete and correct list of (and separately identifies) (i) each Target Company Benefit Plan, and (ii) each material Seller Benefit Plan in which any Employee participates.  Sellers have made available to Purchasers correct and complete copies of (i) each Target Company Benefit Plan, (ii) each material Seller Benefit Plan in which any Employee participates, (iii) all trust documents, insurance contracts and service agreements, to the extent applicable, related to each Target Company Benefit Plan, and (iv) all material correspondence with any Governmental Authority during the three (3) most recent years regarding any Target Company Benefit Plan.

(b)                                 Except as set forth in Section 3.11(b) of the Disclosure Letter, (i) each Target Company Benefit Plan complies with its terms and with all applicable Laws (including ERISA and the Code and the regulations promulgated thereunder), other than for instances in which such non-compliance can be cured with no material impact to the Business.  Each Target Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the DST Systems, Inc. 401(k) Profit Sharing Plan (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Sellers’ Knowledge, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable. Except as set forth in Section 3.11(b) of the Disclosure Letter, all benefits, reserves, contributions and premiums required by and due under the terms of each Target Company Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Target Company Benefit Plan, the terms of all applicable Laws and GAAP.

(c)                                  Except as set forth in Section 3.11(c) of the Disclosure Letter, (i) neither the Target Companies, nor their respective Subsidiaries, nor any of their ERISA Affiliates currently has, or in the past six (6) years had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code and (ii) no Liability under Title IV or Section 302 of ERISA has been incurred by the Target Companies or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to the Target Companies or any ERISA Affiliate of incurring any such Liability. Neither the Target Companies nor their respective Subsidiaries currently has a plan described in Section 413 of the Code, or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(d)                                 Except as set forth in Section 3.11(d) of the Disclosure Letter and other than as required under Section 4980B of the Code or other applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death) to any of the Employees.

(e)                                  Except as set forth in Section 3.11(e) of the Disclosure Letter, (i) there is no pending or, to Sellers’ Knowledge, threatened action relating to a Target Company Benefit Plan; and (ii) no Target Company Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(f)                                   Except as set forth in Section 3.11(f) of the Disclosure Letter, no Benefit Plan exists that could: (i) entitle any Employee to any payment or benefit, including any bonus, retention or severance payment or benefit; (ii) accelerate the vesting of or provide any increase in rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee; or (iii) limit or restrict the ability of Purchasers or its Affiliates to merge, amend or terminate any Target Company Benefit Plan, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(g)                                  None of the Target Companies and their Subsidiaries nor, to Sellers’ Knowledge, any other Person has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Target Company Benefit Plans, the Target Companies or any of their Subsidiaries (or any Person that the Target Companies or any of their Subsidiaries has an obligation to indemnify) to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(h)                                 No Target Company Benefit Plan provides for the gross-up or reimbursement of Taxes under or relating to Section 409A of the Code.

SECTION 3.12                    Litigation. Except as set forth in Section 3.12(a) of the Disclosure Letter, as of the date of this Agreement there is no Action or Proceeding pending or, to the Knowledge of Sellers, threatened in writing against or relating to the Target Companies or any of their respective Subsidiaries, that if adversely determined, (i) would be material to the Business or (ii) would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect the Target Companies’ ability to satisfy their obligations hereunder. Except as set forth in Section 3.12(b) of the Disclosure Letter, as of the date of this Agreement, neither the Target Companies nor any of their respective Subsidiaries are subject to any outstanding order, writ, injunction or decree, that if adversely determined, (i) would be material to the Business or (ii) would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect the Target Companies’ ability to satisfy their obligations hereunder.

SECTION 3.13                    Taxes. Except as set forth in Section 3.13 of the Disclosure Letter:

(a)                                 (i) The Target Companies and their Subsidiaries have timely filed or caused to be filed all Tax Returns required to be filed by them (taking into account all available extensions), and such Tax Returns are true, correct and complete in all material respects, and have paid all Taxes that have become due, whether or not shown as due on such Tax Returns, and payable (other than Taxes being contested in good faith by appropriate proceedings), (ii) no notices respecting asserted or assessed and unresolved deficiencies for any Taxes have been received in writing by any Target Company or Subsidiary thereof for any Tax periods, (iii) there is no investigation by any Tax Authority presently pending or, to the Knowledge of Sellers, threatened in writing with respect to any Target Company or Subsidiary thereof and no Target Company or Subsidiary thereof is a party to any Action or Proceeding by any Tax Authority for the assessment or collection of Taxes, nor has any such event been asserted or threatened in writing, and no Target Company or Subsidiary thereof is currently pursuing an appeal of any Tax imposed against it, (iv) each Target Company or Subsidiary thereof has made all withholdings of Taxes required to be made under all applicable United States, foreign, state and local Tax Law and such withholdings have either been paid to the respective governmental agencies or set aside in accounts for such purpose, or accrued, reserved against, and entered upon the books of the relevant Target Company or Subsidiary thereof, and (v) each Target Company and Subsidiary thereof has filed all required sales and use Tax Returns and paid all sales and use Taxes that have become due and payable.

(b)                                 Sellers have furnished or made available to Purchasers true and complete copies of each foreign, United States federal and state income Tax Return filed by each Target Company or Subsidiary thereof for the three most recent fiscal years.

(c)                                  No U.S. Target Company or Subsidiary thereof (i) has been a member of an affiliated group filing a United States consolidated Tax Return (other than an affiliated group of which U.S. Seller is the common parent) or (ii) has any Liability for the Taxes of any Person under United States Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(d)                                 No claim has been made in writing in the last five (5) years by a Tax Authority in a jurisdiction where any Target Company or Subsidiary thereof does not file Tax Returns that the Target Company or Subsidiary is or may be subject to taxation by that jurisdiction.

(e)                                  There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which any Target Company or Subsidiary thereof is a party and that could be treated as a partnership for United States federal or foreign income Tax purposes.

(f)                                   No Target Company or Subsidiary thereof has, nor has it ever had, a “permanent establishment” in any country (other than the country in which it is legally formed), as such term is defined in any applicable Tax treaty or convention between such country of formation and any other country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a country other than the country in which it was formed.

(g)                                  No Target Company or Subsidiary thereof has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(h)                                 No Target Company or Subsidiary thereof is a party to, or bound by, any Tax allocation or sharing agreement (other than an agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes) that will impose any Liability on the Target Company or Subsidiary subsequent to the Closing Date.

(i)                                     No Target Company or Subsidiary thereof has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(j)                                    No gain recognition agreement has been entered into by any Target Company or Subsidiary thereof and no private letter rulings or closing agreements (or any similar or equivalent agreements under the state or foreign Law) have been obtained by any Target Company or Subsidiary thereof from any Tax Authority that will have any effect on the Tax Returns, Tax positions, or other filings of the Target Company or Subsidiary subsequent to the Closing Date.

(k)                                 There are no liens for Taxes (other than Permitted Encumbrances) upon any of the assets of any Target Company or Subsidiary thereof.

(l)                                     No Target Company or Subsidiary thereof has engaged in any transaction that, as of the date hereof, is a “listed transaction” under United States Treasury Regulations Section 1.6011-4(b)(2).

(m)                             Each Target Company or Subsidiary thereof is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of any Tax Authority and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(n)                                 No Target Company or Subsidiary thereof has any assets that may constitute unclaimed property under applicable Law. Each Target Company or Subsidiary thereof has complied in all material respects with all applicable unclaimed property Laws.

(o)                                 No Target Company or Subsidiary thereof has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 of the Code or any comparable provision under state or non-United States Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the Closing Date.

(p)                                 U.S. Target is a single member limited liability company and is disregarded for federal income Tax purposes.  Neither U.S. Seller nor U.S. Target will take any action on or prior to the Closing Date that would have the effect of changing the federal income Tax status of U.S. Target.

(q)                                 DST Mailing Services, Inc. does not have nexus in any state that would subject any U.S. Target Company’s postage revenue to sales Tax and collection on behalf of customers.

(r)                                    The representations and warranties set forth in this Section 3.13 are Sellers’ sole and exclusive representations and warranties regarding Tax matters and may be relied upon solely for Pre-Closing Tax Periods, except as otherwise provided in Section 5.18(a)(i)(b).

SECTION 3.14                    Compliance With Laws; Permits.Except in each case as would not be material to the Business, (a) neither the Target Companies nor any of their respective Subsidiaries are, or have been, in default with respect to or in violation of, (i) any Law or any Governmental Order applicable to the Business or by which any property or asset of the Business is bound or (ii) any Permit, franchise or similar obligation to which the Business is bound or affected and (b) the Business has all Permits and such Permits are valid and in full force and effect.  No revocation or cancellation of any such Permit is pending, and since the date of the Interim Financial Statements, neither the Target Companies nor any of their respective Subsidiaries have received any written notice from any Governmental Authority (x) threatening to revoke or cancel any Permit with respect to the Business or threatening any adverse action with respect to any Permit with respect to the Business or (y) alleging that the Business is not in compliance with any Law or Governmental Order, except in each case for revocations, cancellations, adverse actions or failures to be in compliance which are not material to the Business.

SECTION 3.15                    Environmental Matters.

(a)                                 Except as would not be material to the Business, the Business is, and for the three (3) years preceding the Closing Date has been, in compliance with all applicable Environmental Laws.

(b)                                 The Target Companies and their respective Subsidiaries have been issued, currently possess, and are in compliance with all Permits required by applicable Environmental Laws for their operations as conducted on the date of this Agreement, except for any such failure as would not be material to the Business.  All such Permits are in full force and effect.

(c)                                  Neither the Target Companies nor their respective Subsidiaries have received any written notice, in each case that remains outstanding, from any Governmental Authority or Person with respect to any Real Property Leases alleging that the Target Companies or their respective Subsidiaries are in violation of, do not comply with or allegedly do not comply with, any Environmental Law or are subject to a Liability pursuant to any Environmental Law.  To the Knowledge of Sellers, there are no threatened claims, investigations, or proceedings by any Governmental Authority or Person alleging that the Target Companies or their respective Subsidiaries are in violation of any Environmental Laws.

(d)                                 Except as set forth on Section 3.15(d) of the Disclosure Letter, to the Knowledge of Sellers none of the Target Companies nor any of their respective Subsidiaries has caused a Release of Hazardous Substances or petroleum-derived products or substances at the Real Property or any real property formerly owned, leased or operated by the Target Companies, in a manner that would reasonably be expected to give rise to Liabilities for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any Environmental Laws, which, in each case, are material to the Business.

(e)                                  To the Knowledge of Sellers, there are no underground storage tanks on or under the Real Property that would result in a Liability at the Business except as would not be material to the Business.

(f)                                   To the Knowledge of Sellers, neither this Agreement, nor the consummation of the transactions contemplated hereby, will trigger any obligations for investigation, notice, cleanup, notification to or consent of any Governmental Authority pursuant to any applicable federal or state Environmental Law.

(g)                                  Sellers have provided Purchasers true and complete copies of all material environmental audits, surveys, sample results and other material information regarding compliance with or potential Liabilities arising under Environmental Laws with respect to the Real Property that have been prepared since 2002 and are in its possession or control.

(h)                                 To the Knowledge of Sellers, the Sellers have performed all abatement activities for those items set forth on Section 3.15(h) of the Disclosure Letter to the satisfaction of any applicable Governmental Authority with direct oversight over such abatement.

(i)                                     For the five (5) years preceding the date hereof, none of the Target Companies has assumed by contract any Liability of any third party under any Environmental Law.

(j)                                    The representations and warranties contained in this Section 3.15 constitute the sole and exclusive representations and warranties made by the Sellers or the Target Companies relating in any way to environmental matters.

SECTION 3.16                    Intellectual Property.

(a)                                 “Intellectual Property” shall mean any intellectual property of any type or nature in any jurisdiction throughout the world, including: (i) trademarks, service marks, corporate names, trade names, brand names, certification marks, designs, logos, slogans, commercial symbols, business name registrations, trade dress and other similar indications of source or origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations and applications relating to the foregoing, including any extension, modification or renewal of any such registration or application (“Trademarks”); (ii) industrial designs, patents and patent applications (including divisions, continuations, continuations-in-part, reexaminations, and renewals), and any renewals, extensions, supplementary protection certificates or reissues thereof (“Patents”); (iii) works of authorship and other copyright rights, whether registered or not, and all applications and registrations for the foregoing, and any renewals or extensions thereof (“Copyrights”); (iv) trade secrets, non-public information, and all other confidential or proprietary information and materials, including discoveries, research and development, ideas, know-how, inventions, proprietary processes, designs, procedures, laboratory notes, technical information, formulae, models and methodologies, in each case whether patentable or not, and rights to limit the use or disclosure thereof by any Person; (v) all registered domain names (“Domain Names”); and (vi) the right to sue for past infringement, misappropriation, or other violation of any of the foregoing.

(b)                                 Section 3.16(b) of the Disclosure Letter sets forth a true and complete list, as of the date hereof, of all (i) issued Patents and pending Patent cases, (ii) Trademark registrations and Trademark applications, (iii) Copyright registrations and Copyright applications, and (iv) Domain Names, in each of the foregoing clauses (i), (ii), (iii) and (iv), that is owned by the Target Companies or their respective Subsidiaries in any jurisdiction throughout the world (“Company Registered Intellectual Property”), together with: the name of the current owner(s) of record; the applicable jurisdiction; and the application or registration number.  To the Knowledge of Sellers, all Company Registered Intellectual Property is subsisting, valid and enforceable.

(c)                                  To the Knowledge of Sellers, no Person is infringing, misappropriating, diluting or otherwise violating the rights of any Target Company or Subsidiary thereof with respect to any Intellectual Property owned by such Target Company or Subsidiary.  To the Knowledge of Sellers, (i) the operation of the Business as currently conducted does not, and none of its products or services, including the Company Software, infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third party and (ii) neither the Target Companies nor any of their respective Subsidiaries have received any written notice from any third party alleging that the operation of the Business, or any of its products or services, infringes, misappropriates or violates the Intellectual Property of any third party.  No Intellectual Property owned by a Target Company or Subsidiary thereof is currently involved in any legal or governmental proceedings challenging their scope, validity and/or enforceability, and, to the Knowledge of Sellers, no such proceedings are threatened.

(d)                                 Each Target Company takes and has taken commercially reasonable actions to maintain and preserve the proprietary nature of Intellectual Property owned by such Target Company. Each current and former employee and consultant of each Target Company has executed an agreement with the relevant Target Company under which such parties have (i) agreed to hold the Target Companies’ proprietary information in confidence and not disclose the same, directly or indirectly, to any Person not having authorized access to such information without the express written authorization of the applicable Target Company, and (ii) assigned to the applicable Target Company all right, title and interest in and to Intellectual Property, including without limitation Company Software, created or developed by them for or otherwise on behalf of such Target Company.

(e)                                  Except as set forth on Section 3.16(e) of the Disclosure Letter, or as would not have a Material Adverse Effect, the Target Companies have not incorporated, combined, used or linked to any Open Source Software in a manner that would require the Target Companies to disclose the source code of any Company Software.  “Open Source Software” means software that is subject to an “open source” licensing model (including but not limited to the GNU General Public License, the Mozilla Public License, and the Apache License).

(f)                                   The representations and warranties contained in this Section 3.16 constitute the sole and exclusive representations and warranties made by the Sellers or the Target Companies relating in any way to Intellectual Property matters.

SECTION 3.17                    Real Property.  The Target Companies do not own any Real Property.  Section 3.17 of the Disclosure Letter sets forth a true, correct and complete list of all leases, subleases and other agreements under which the Target Companies or any of their respective Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, in each case, in connection with the Business (the “Real Property Leases”).  The Target Companies have heretofore delivered to Purchasers true, correct and complete copies of all material Real Property Leases (including all material modifications, amendments, supplements, waivers and side letters thereto).  Each Real Property Lease is valid and binding on the Target Companies and, assuming such Real Property Lease is valid and binding on the counterparty thereto, and is in full force and effect, enforceable against the Target Companies or one of their respective Subsidiaries that is a party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity). The Target Companies and each of their respective Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Encumbrances except (i) those reflected or reserved against in the Financial Statements, (ii) Taxes and general and special assessments not yet past due and payable or delinquent, (iii) any Encumbrances solely affecting the fee interest in such parcel and with respect to which either (A) the Target Companies’ or their respective Subsidiaries’ rights are superior to such Encumbrances, or (B) there is a valid and enforceable subordination and non-disturbance agreement pursuant to which the rights and interests of the Target Companies or their respective Subsidiaries, as applicable, will not be disturbed if the landlord thereunder defaults under such Encumbrance and (iv) other Encumbrances which do not materially interfere with the Target Companies’ use and enjoyment of such real property.

SECTION 3.18                    Material Contracts.

(a)                                 Section 3.18(a) of the Disclosure Letter lists as of the date hereof, and the Target Companies have made available to Purchasers, true, correct and complete copies of each Contract (other than Real Property Leases, which will be governed exclusively by Section 3.17 and Interaffiliate Contracts, which will be governed exclusively by Section 3.19) relating to the Business to which the Target Companies or any of their respective Subsidiaries is a party or by which the Target Companies, any of their respective Subsidiaries or any of their respective properties or assets is bound that:

(i)                                     contains covenants that limit the ability of the Business, the Target Companies and their respective Subsidiaries (or which, following the consummation of the transactions contemplated by this Agreement, could restrict or purport to restrict the ability of the Target Companies or their respective Subsidiaries following the Closing): (A) to engage or compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions), (B) to purchase or acquire an interest in any other entity or (C) to enforce their rights under any Contract or applicable Law, including any covenant not to sue;

(ii)                                  is an employment, severance or change in control agreement that provides aggregate future benefits, including severance, to a current or former Employee in excess of $100,000 in any twelve (12) month period, or that provides for employment that is not employment at-will;

(iii)                               requires future payments by or to the Business in excess of $2,000,000 per annum and contains “change of control” or similar provisions (other than provisions requiring only notice of a change of control and provisions which are not triggered by the transactions contemplated by this Agreement);

(iv)                              provides for or governs the formation, creation, operation, management or control of any partnership or joint venture arrangement with any Person other than the Target Companies or their respective wholly owned Subsidiaries, or involves a sharing of profits, losses, costs or Liabilities with any other Person;

(v)                                 involves, other than in the ordinary course of business, (A) the grant to the Target Companies or any of their respective Subsidiaries of a license to any material Intellectual Property owned by a third party; (B) the joint development of products or technology with a third party; (C) the grant to a third party by the Target Companies or by any of their respective Subsidiaries of the right to use, enforce or register any of its material Intellectual Property (other than as ancillary to a sale of products or services to customers); (D) any coexistence agreement or covenant not to sue; or (E) a restriction in the Target Companies’ or a Subsidiary’s right to use or register any material Intellectual Property;

(vi)                              requires aggregate future payments in excess of $400,000 for capital expenditures or for the acquisition or construction of fixed assets;

(vii)                           is the largest Contract (by dollar value) with (A) each of the twenty-five (25) largest customers (other than Sellers and their respective Affiliates), (B) each of the ten (10) largest suppliers, in each case for the fiscal year ended December 31, 2015, and (C) each of the fifteen (15) largest digital customers for the three months ended March 31, 2016;

(viii)                        other than solely among wholly owned Subsidiaries of the Target Companies, relates to (A) indebtedness for borrowed money having an outstanding principal amount in excess of $400,000 or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual contingent obligations of the Target Companies and their respective Subsidiaries under such Contract are greater than $400,000;

(ix)                              involves the material acquisition or material disposition (in each case, judged based on the Target Companies and their respective Subsidiaries, taken as a whole), directly or indirectly (by sale of stock, sale of assets, merger or otherwise), of a business or capital stock or other equity interest of another Person, which acquisition or disposition has yet to be consummated;

(x)                                 obligates the Target Companies or any of their Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person;

(xi)                              provides for the assumption of any environmental or Tax liability of any Person;

(xii)                           except for agreements relating to trade receivables, all agreements relating to Indebtedness (including guarantees); or

(xiii)                        is a collective bargaining agreement or a Contract with any labor organization, union or association.

Each Contract of the type described in this Section 3.18(a) is referred to herein as a “Material Contract.”

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, each Material Contract is valid and binding on a Target Company or the respective Subsidiary of one of the Target Companies that is a party thereto and, to the Knowledge of Sellers, each other party thereto and is in full force and effect.  As of the date hereof, there is no default under any Material Contract by the Target Companies or any of their respective Subsidiaries, nor, to the Knowledge of Sellers, by any other party, and no event has occurred that would constitute a default thereunder by the Target Companies or any of their respective Subsidiaries or to the Knowledge of Sellers, by any other party thereto, except in each case for those defaults which would not reasonably be expected to be materially adverse to the Business.  As of the date hereof, to the Knowledge of Sellers, no party to a Material Contract has given verbal or written notice of termination or the lapsing of a Material Contract; no party to a Material Contract has indicated a pending termination of all or a material portion of, and no party has given verbal or written notice of a material reduction in services obtained or fees under, any Material Contract.

SECTION 3.19                    Interaffiliate Contracts. Section 3.19(i) of the Disclosure Letter lists as of the date hereof, and the Sellers and Target Companies have made available to Purchasers, true, correct and complete copies of each material Contract between Sellers, their respective Subsidiaries (other than the Target Companies) or the companies listed on Section 3.19(ii) of the Disclosure Letter, on the one hand, and any of the Target Companies or their respective Subsidiaries, on the other hand, relating to the Business and that shall be in full force and effect following the Closing (each such Contract, an “Interaffiliate Contract”). Except as would not reasonably be expected to be material to the Business, each Interaffiliate Contract is valid and binding on the applicable Seller, on the one hand, and the applicable Target Company or Subsidiary, on the other hand, and is in full force and effect. As of the date hereof, to the Knowledge of Sellers, no Seller party to an Interaffiliate Contract has given verbal or written notice to the Target Companies of a material reduction in services obtained or fees under any Interaffiliate Contract.

SECTION 3.20                    Insurance.  Section 3.20(i) of the Disclosure Letter sets forth a true, correct and complete list of all currently effective insurance policies relating to the Business, and issued in favor of the Target Companies or any of their respective Subsidiaries or pursuant to which the Target Companies or any of their respective Subsidiaries is a named insured or otherwise a beneficiary.  With respect to each such insurance policy, except as would not reasonably be expected to be material to the Business, the policy is in full force and effect and all premiums due thereon have been paid, and to the Knowledge of Sellers, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.  As of the date hereof, all claims under any such insurance policy for amounts in excess of $50,000 are set forth in Section 3.20(ii) of the Disclosure Letter.

SECTION 3.21                    Questionable Payments.  To the Knowledge of Sellers, since December 31, 2012, neither the Target Companies nor any of their respective Subsidiaries (nor any of their respective Representatives) have, in connection with the operation of the Business, violated the Foreign Corrupt Practices Act of 1977, as amended, or any other similar Law of any applicable jurisdiction, including any anti-bribery Law, or (b) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts.

SECTION 3.22                    Related Party Transactions.  Except for the Interaffiliate Contracts as disclosed on Section 3.19(i) of the Disclosure Letter, no current director, officer, or Affiliate of the Target Companies or any of their respective Subsidiaries (a) has outstanding any Indebtedness to the Target Companies or any of their respective Subsidiaries, or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract with the Target Companies or any of their respective Subsidiaries of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933 (as amended, the “Securities Act”), in each case to the extent such Indebtedness or Contract shall be in effect following the Closing.

SECTION 3.23                    Data Privacy.

(a)                                 The written data security and data control procedures and privacy policies of the Target Companies and of their respective Subsidiaries used in the Business (collectively, the “Policies”) have been delivered or made available to the Purchasers.

(b)                                 Except as set forth on Section 3.23(b) of the Disclosure Letter, or as would not have a Material Adverse Effect, the Business is in full compliance with the Policies.

(c)                                  Except as set forth on Section 3.23(c) of the Disclosure Letter or as would not have a Material Adverse Effect, in the last twenty-four (24) months, (i) no claims are pending or threatened in writing alleging the conduct of the Business has violated any Person’s privacy or personal information and (ii) to Sellers’ Knowledge the Business has not breached its contractual obligations relating to the confidential information, privacy or data security requirements of its customers.  To Sellers’ Knowledge, there have been no material unauthorized intrusions or breaches of the security of the Business’ servers in the last twenty-four (24) months.

SECTION 3.24                    Brokers.  No broker, finder, investment banker or financial advisor (other than Bank of America Merrill Lynch, whose fees and expenses shall be paid by the Sellers) is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Target Companies, any of their respective Subsidiaries or any of their respective officers, managers, directors or employees.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Purchasers represent and warrant to Sellers that the statements contained in this Article IV are true and correct.

SECTION 4.01                    Organization and Authority of Purchasers.  Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect Purchasers’ ability to satisfy its obligations hereunder, each of U.S. Purchaser and Canadian Purchaser is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its respective organization and has all necessary corporate authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets as currently conducted, owned and used.

SECTION 4.02                    Corporate Approvals.

(a)                                 Purchasers have all requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform their obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby.  This Agreement and each Ancillary Agreement has been duly executed and delivered by Purchasers and, assuming the authorization, execution and delivery hereof by Sellers, constitutes a valid and binding agreement of Purchasers enforceable against Purchasers in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles affecting the availability of specific performance and other equitable remedies.

(b)                                 The respective boards of directors of Purchasers have determined that the Agreement is in the best interests of Purchasers, declared advisable this Agreement and approved the execution, delivery and performance of this Agreement and the other transactions contemplated hereby.

SECTION 4.03                    Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by Purchasers nor the consummation of the transactions contemplated hereby will (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Purchasers, (b) require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required under the HSR Act and any other Antitrust Laws, or (ii) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (c) violate, conflict with or result in a breach of any provision of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any material Contract to which Purchasers or any of their respective Subsidiaries is a party or by which Purchasers or any of their respective Subsidiaries or any of their respective assets may be bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchasers or any of their respective Subsidiaries or by which any of their respective assets are bound, except that in each of clauses (b), (c) or (d) where any failure to obtain such consents, approvals, authorizations or Permits, any failure to make such filings or any such violations, conflicts, breaches or defaults would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect Purchasers’ ability to satisfy its obligations hereunder.

SECTION 4.04                    Litigation.  There is no Action or Proceeding pending or, to the knowledge of Purchasers, threatened against or relating to Purchasers or any of their respective Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect Purchasers’ ability to satisfy its obligations hereunder. Neither Purchasers nor any of their respective Subsidiaries is subject to any outstanding order, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or otherwise affect Purchasers’ ability to satisfy its obligations hereunder.

SECTION 4.05                    Investment Purpose.  Purchasers are acquiring the Equity Interests solely for their respective own accounts for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchasers acknowledge that the Equity Interests are not registered under the Securities Act, or any state securities laws, and that the Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Purchasers have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of its purchase of the Equity Interests and the acquisition of the Business. Purchasers are able to bear the economic risk of holding the Equity Interests for an indefinite period (including total loss of the investment), and have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of the investment.

SECTION 4.06                    Available Funds.  Purchasers at Closing shall have sufficient cash, available lines of credit or other sources of immediately available funds to enable the payment of the Preliminary Purchase Price as required by this Agreement, including any fees and expenses of Purchasers and their applicable Affiliates relating to the transactions contemplated by this Agreement.

SECTION 4.07                    Brokers.  None of the Sellers nor the Target Companies will be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker, or other consultant or advisor in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchasers.

SECTION 4.08                    Solvency.  No transfer of property is being made and no obligation is being incurred by Purchasers or, following the Closing, the Target Companies or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchasers or any of their respective Subsidiaries (including, after the Closing, the Target Companies and their respective Subsidiaries). As of the Closing and immediately after giving effect to all of the transactions contemplated by this Agreement and assuming the accuracy of the representations and warranties of Sellers in Article III hereof, Purchasers and each of their respective Subsidiaries (including, after the Closing, the Target Companies and each of their respective Subsidiaries) are and will be Solvent. “Solvent” means, with respect to any Person as of any date of determination, (u) the fair value of the assets of such Person (both at fair valuation and at present fair saleable value) exceeds the total amount of the Liabilities (whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured or otherwise) of such Person; (v) the fair value of the assets of such Person (both at fair valuation and at present fair saleable value) exceeds the total amount that will be required to pay the probable liabilities (whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured or otherwise) of such Person on its debts as such debts become absolute and matured; (w) such Person is not engaged, and such Person is not about to engage, in business or any transaction for which such Person’s property would constitute unreasonably small capital; (x) such Person is able to pay its liabilities (whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured or otherwise) as such liabilities become due; (y) such Person does not intend to, and does not believe that it will, incur liabilities (whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured or otherwise) beyond such Person’s ability to pay such debts or other liabilities as they mature; and (z) such Person is “solvent” and not “insolvent”, within the meaning of applicable Laws relating to fraudulent transfers and conveyances.

ARTICLE V

COVENANTS

SECTION 5.01                    Conduct of Business Prior to the Closing.

(a)                                 Each of the Sellers agrees that, during the period from the date hereof until the Closing or such earlier time as this Agreement may be terminated in accordance with its terms, except as (A) otherwise expressly permitted or required by this Agreement, the Ancillary Agreements, the Interaffiliate Contracts, (B) required by applicable Law, (C) set forth in Section 5.01(a) of the Disclosure Letter, or (D) consented to by Purchasers in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Sellers shall use their commercially reasonable efforts to (i) cause the Target Companies and each of their respective Subsidiaries to conduct their operations in the ordinary course consistent with past practice, and (ii) preserve intact their business organization, to keep available the services of their current officers and to preserve the present relationships with those Persons having business relationships with the Target Companies or any of their respective Subsidiaries.  Without limiting the generality of the foregoing and except as (A) otherwise expressly permitted or required by this Agreement, the Ancillary Agreements, the Interaffiliate Contracts, (B) required by applicable Law, (C) set forth in Section 5.01(a) of the Disclosure Letter, or (D) consented to by Purchasers in writing (which consent shall not be unreasonably conditioned, withheld or delayed), during the period specified in the preceding sentence, each of the Sellers shall not and shall not permit the Target Companies or any of their respective Subsidiaries to:

(i)                                     adopt any amendments to the Certificate of Incorporation or Bylaws (or other similar governing documents) of the Target Companies or any of their respective Subsidiaries;

(ii)                                  with respect to any of the Target Companies or their respective Subsidiaries, issue or agree to issue any additional shares of capital stock (other than shares to be transferred to Purchasers at the Closing), or issue or agree to issue any other equity interests or securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, shares of capital stock of any of the Target Companies or any of their respective Subsidiaries, or sell, transfer or otherwise dispose of or encumber any shares of capital stock of any of the Target Companies or their respective Subsidiaries;

(iii)                               with respect to any of the Target Companies or their respective Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, bankruptcy, suspension of payments or other reorganization under local Law;

(iv)                              permit any of the Target Companies or their respective Subsidiaries to issue any note, bond, or other debt security, or create, incur, assume or guarantee any material Indebtedness;

(v)                                 except in the ordinary course of the business consistent with past practice or other than pursuant to any existing Contract disclosed to Purchasers as of the date of this Agreement, sell, lease or otherwise dispose of, or incur, create or assume any Encumbrance, other than Permitted Encumbrances, with respect to any material assets or material property of the Business;

(vi)                              subdivide, split, combine, exchange, recapitalize, reclassify or enter into any similar transaction with respect to any of its equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any Equity Interests (other than cash dividends paid to the Target Companies or one of their respective wholly owned Subsidiaries by a wholly owned Subsidiary of the Target Companies with regard to its capital stock or other equity interests), except that Sellers shall be entitled to receive from the Target Companies or any of their respective Subsidiaries, by way of dividends, distributions, return of capital or otherwise all Cash and Cash Equivalents owned or held by or for the benefit of the Target Companies or any of their respective Subsidiaries (including in connection with any “cash sweep” or cash management practices);

(vii)                           enter into or renew any Material Contract other than, in each case, in the ordinary course of business, or amend any Material Contract in any material respect, or terminate any Material Contract or grant any release or relinquishment of any material rights under any Material Contract;

(viii)                        terminate any Interaffiliate Contract or amend any Interaffiliate Contract;

(ix)                              enter into, modify, supplement or amend any of the RE Leases;

(x)                                 change in any respect, any financial accounting methods, principles or significant practices used by it, except as required by GAAP or applicable Law, or release any long-standing reserves against Liabilities, unless a specific change in circumstances necessitates the release of such reserves;

(xi)                              make or change any material Tax election; except in the ordinary course of business, amend any material income Tax Return, or settle or compromise any material income Tax liability, in each case with respect of any of the Target Companies or their respective Subsidiaries;

(xii)                           other than as required by the terms of any Benefit Plan, (x) enter into any agreement with any Employee for the grant of any severance or termination pay which will become due and payable on or after the Closing Date, (y) other than in the ordinary course of business consistent with past practice, grant any increases in the compensation or benefits of any Employee or (z) adopt, enter into, amend or terminate any Target Company Benefit Plan;

(xiii)                        with respect to the Target Companies and their respective Subsidiaries, incur any material capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for those not to exceed 120% of the expenditures contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Purchasers prior to the date of this Agreement;

(xiv)                       pay, discharge, settle or satisfy any Action or Proceeding relating to the Target Companies or their respective Subsidiaries, other than with respect to (x) liabilities reflected or reserved against in, or contemplated by, the Financial Statements (or the notes thereto) or (y) the settlement of any Action or Proceeding solely for monetary damages (without any admission of liability or other adverse consequences or restrictions on the Target Companies, Sellers or Purchasers) not in excess of $500,000 individually or $1 million in the aggregate; or

(xv)                          agree or commit to take any of the foregoing actions.

SECTION 5.02                    Access to Information.

(a)                                 From the date hereof to the Closing, subject to the Confidentiality Agreement and any applicable Law, Sellers shall permit Purchasers and their Representatives to have reasonable access, during regular business hours and upon reasonable advance notice, to the Target Companies’ properties, premises, facilities, in each case as accompanied by personnel designated by the Sellers, who may restrict access as Sellers reasonably deem appropriate, employees and books and records to the extent related to the transactions contemplated by this Agreement and solely in furtherance of the transactions contemplated by this Agreement, but only to the extent that such access does not unreasonably interfere with the businesses, operations and properties of Sellers or the Target Companies and, in any case, only to the extent related to the Business; provided that the foregoing shall be conducted at Purchasers’ expense and shall not require (1) Sellers or any of their Affiliates to (v) permit Purchasers’ or any of their respective Representatives to sample or analyze any soil or groundwater or other environmental media, or any building material, without the prior written consent of Sellers, such consent to not be unreasonably withheld, (w) permit any inspection, or to disclose any information, that would result in the disclosure of any competitively sensitive information of Sellers or of any of their Affiliates that is unrelated to the Business, (x) violate any obligations of Sellers or their Affiliates to any third party with respect to confidentiality, (y) violate any privacy or other Laws applicable to Sellers or any of their Affiliates or (z) disclose consolidated Tax Returns or any Tax Returns or Tax-related work papers not solely or primarily related to the Target Companies and the Business, (2) any disclosure by Sellers or any of their Affiliates that Sellers believe in good faith would reasonably be expected, as a result of such disclosure, to have the effect of causing the waiver of any privilege (including the attorney-client and work product privileges) (provided that the parties shall cooperate in seeking to find a way to allow disclosure of such books or records to the extent doing so would not in the good faith belief of Sellers, based on the written advice of counsel, reasonably be expected to cause such privilege to be undermined with respect to such information), (3) the auditors and accountants of any of Sellers or their Affiliates (including the Target Companies and their businesses) to make any work papers available to any Person unless and until such Person has provided customary confidentiality, hold harmless or other agreements reasonably and customarily requested by such auditors or accountants, or (4) information relating to any Sale Process conducted by Sellers or their respective Affiliates, including projections or other financial or other information relating thereto.

(b)                                 All information provided or obtained in connection with the transactions contemplated by this Agreement (including pursuant to subsection (a) above) shall be treated as “Evaluation Material” in accordance with the Confidentiality Agreement.  The terms of the Confidentiality Agreement shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate; provided that the Confidentiality Agreement shall terminate only in respect of the confidentiality obligations relating to that portion of the Evaluation Material (as defined in the Confidentiality Agreement) relating to the Business.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(c)                                  Following the Closing, subject to any applicable Law and contractual confidentiality obligations, Sellers shall permit Purchasers and their Representatives and advisors (including attorneys and accountants) to have reasonable access (including to examine and make copies of, as applicable), during regular business hours and upon reasonable advance notice, at Purchasers’ expense, to any books and records, documents, associates (to the extent executive officers of Sellers (to be designated by Sellers) are present) and other information (collectively, “Information”) directly relating to the Business if, and to the extent, retained by Sellers or their Affiliates, in each case for any reasonable purpose directly relating to the Target Companies’ Business, including in connection with (i) the preparation of Purchasers’ accounting records or with any audits, (ii) any Action or Proceeding relating to or referring to the Business or the Target Companies and their Subsidiaries in any manner, (iii) any regulatory filing or matter, or (iv) any other bona fide legal or business purpose of Purchasers or their Affiliates; provided that Purchasers shall reimburse Sellers promptly for all documented, reasonable and necessary out-of-pocket costs and expenses incurred by Sellers in connection with any such request; provided, further, that Sellers may redact or withhold any portion of any Information that does not relate to the Business or the Target Companies prior to providing access thereto to Purchasers or their Representatives or advisors.

(d)                                 Following the Closing, subject to any applicable Law and contractual confidentiality obligations, Purchasers shall permit Sellers and their Representatives and advisors (including attorneys and accountants) to have reasonable access (including to examine and make copies of, as applicable), during regular business hours and upon reasonable advance notice, at Sellers’ expense, to any Information directly relating to the Business or the Target Companies which were not retained by Sellers or their Affiliates (including the Target Companies’ records) for any reasonable purpose directly relating to the businesses of Sellers or their Affiliates, including in connection with (i) the preparation of Sellers’ or their Affiliates’ accounting records or with any audits, (ii) any Action or Proceeding relating to or referring to the pre-Closing Business or the pre-Closing operations of the Target Companies in any manner, (iii) any regulatory filing or matter or (iv) any other bona fide legal or business purpose of Sellers or their Affiliates; provided that Sellers shall reimburse Purchasers promptly for all documented, reasonable and necessary out-of-pocket costs and expenses incurred by Purchasers in connection with any such request.

(e)                                  At the Closing, Sellers shall transmit, and shall cause their respective Affiliates to transmit, to Purchasers (or the Target Companies) all Transferred Books and Records to the extent in the possession of Sellers and their respective Affiliates or to the extent Sellers or their respective Affiliates have the right to so deliver such Transferred Books and

Records. Sellers and their respective Affiliates shall have the right to retain copies of any Transferred Books and Records for legal, regulatory, tax or accounting purposes, so long as Sellers or their Affiliates provide at least one copy of such Transferred Books and Records to Purchasers and keep such retained Transferred Books and Records confidential.

(f)                                   Notwithstanding the foregoing, no party shall be required to disclose any Information if (i) it believes in good faith that doing so presents a significant risk, based on advice of counsel (which can be inside counsel), of resulting in a loss of the ability to successfully assert a claim of Privilege or (ii) Sellers or any of their Affiliates, on the one hand, and Purchasers, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that, in the case of clause (i) above, the parties hereto shall reasonably cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of Privilege; provided, further, that Sellers and their respective Affiliates shall not be required to provide Purchasers or their Representatives with any information related to the Sale Process or Sellers’ or their Representatives’ evaluation thereof, including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of the Business without being primarily prepared for the Sale Process.

(g)                                  Each party shall preserve and keep all books and records that are retained by Sellers or any of their Affiliates or are obtained by Purchasers hereunder, as the case may be, which information relates to the Target Companies or the Business, for a reasonable period (not less than seven (7) years) after the Closing Date, or for any longer period as may be (i) required by Law or any Governmental Authority or (ii) reasonably necessary with respect to the prosecution or defense of any audit or other legal or regulatory Action that is then pending or threatened and with respect to which the requesting party has notified the other party as to the need to retain such books and records.

(h)                                 No information or knowledge obtained in any investigation made pursuant to this Section 5.02 shall affect or be deemed to modify any representation or warranty made hereunder by any party to this Agreement.

SECTION 5.03                    Provisions Respecting Representation of the Target Companies.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that any of Skadden, Arps, Slate, Meagher & Flom LLP or Stinson Leonard Street LLP, (collectively, the “Law Firms”) may serve as counsel to Sellers or any of their respective Affiliates, on the one hand, and the Target Companies, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, any of the Law Firms (or any successor) may serve as counsel to Sellers or any of their respective Affiliates, in connection with any Action or Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Target Companies, and each of the parties hereto (on their own behalf and on behalf of their respective Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The parties agree to take the steps necessary to ensure that any privilege attaching as a result of any Law Firm representing the Target Companies in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect, provided that such Privilege from and after the Closing shall be controlled by Sellers. As to any privileged attorney client communications between any Law Firm and the Target Companies prior to the Closing Date, Purchasers and the Target Companies, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any such privileged attorney client communications in any Action against or involving any of the parties after the Closing.  In addition, all communications involving attorney-client confidences between the Sellers, the Target Companies or their respective Affiliates, on the one hand, and any Law Firm, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Sellers and their respective Affiliates (and not the Target Companies or their respective Subsidiaries).  Accordingly, the Target Companies and their respective Subsidiaries shall not have access to any such communications or to the files of any Law Firm relating to such engagement from and after the Closing.  Without limiting the generality of the foregoing, from and after the Closing, (i) the Sellers and their respective Affiliates (and not the Target Companies and their respective Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Target Companies or their respective Subsidiaries shall be a holder thereof, (ii) to the extent that files of any Law Firm in respect of such engagement constitute property of the client, only the Sellers and their respective Affiliates (and not the Target Companies and their respective Subsidiaries) shall hold such property rights and (iii) such Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Target Companies or any of their respective Subsidiaries by reason of any attorney-client relationship between the Law Firm and the Target Companies or any of their respective Subsidiaries or otherwise.  This Section 5.03 is intended to be for the benefit of, and shall be enforceable by, each of the Law Firms.

SECTION 5.04                    Production of Witnesses; Records; Cooperation.  At all times from and after the Closing, Sellers shall use their reasonable best efforts to make available to Purchasers, upon reasonable written request, their officers, directors, employees, consultants and agents as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action or Proceeding in which Purchasers may from time to time be involved (except for claims, demands or Actions or Proceedings between Sellers and Purchasers) in connection with the Business and the Target Companies and their respective Subsidiaries and (ii) there is no conflict in the Action or Proceeding between Sellers and Purchasers, as applicable. Sellers shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for such amounts, relating to disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses) as may be reasonably incurred and properly paid under applicable Law. At all times from and after the Closing, Purchasers shall use their reasonable best efforts to make available to Sellers, upon reasonable written request, the Target Companies’ officers, directors, employees, consultants and agents as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action or Proceeding in which Sellers may from time to time be involved (except for claims, demands or Actions or Proceedings between Sellers and Purchasers) relating the conduct of the Business prior to the Closing and (ii) there is no conflict in the Action or Proceeding between Sellers and Purchasers, as applicable. Purchasers shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for such amounts, relating to disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses)  as may be reasonably incurred and properly paid under applicable Law.

SECTION 5.05                    Employees; Benefit Plans.

(a)                                 Prior to the Closing Date, Sellers shall or shall cause any of their Affiliates to use commercially reasonable efforts to (i) transfer to Sellers or one of their Affiliates (other than the Target Companies) the employment of any active employee of the Target Companies who is not an Employee and listed on Section 1.1(b)(i) of the Disclosure Letter, and (ii) transfer to the Target Companies the employment of any Employee who is listed on Section 1.1(b)(ii) of the Disclosure Letter and is not, as of the date hereof, employed by the Target Companies.

(b)                                 During the period commencing at the Closing and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the Employee’s termination of employment with the Target Companies), Purchasers shall, or shall cause the Target Companies to, provide each Employee who remains employed immediately after the Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages, target cash bonus opportunities, commissions and equity-based compensation, which are, in the aggregate comparable, to the base salary, hourly wages, target cash bonus opportunities, commissions and equity-based compensation provided to such Company Continuing Employee immediately prior to the Closing, provided that Purchasers will not decrease base salary or hourly wages for any Company Continuing Employee, except for any such decreases determined in good faith, as a result of such Company Continuing Employee’s poor performance or change in duties as determined by Purchasers in the ordinary course of business consistent with past practice; (ii) retirement and welfare benefits that are comparable in the aggregate to the retirement and welfare benefits provided to similarly situated employees of Purchasers, provided that nothing herein shall require Purchasers to offer continued coverage to domestic partners of Company Continuing Employees; (iii) severance benefits that are comparable to those provided to similarly situated employees of Purchasers; (iv) vacation and paid time off benefits that (x) for the period ending on December 31, 2016, are no less favorable than the vacation and paid time off benefits in effect for such Company Continuing Employee immediately prior to the Closing and (y) for the remainder of such twelve (12) month period, are comparable to the vacation and paid time off benefits provided to similarly situated employees of Purchasers; and (v) other terms and conditions of employment that are comparable to the terms and conditions provided to similarly situated employees of Purchasers.

(c)                                  With respect to any employee benefit plan maintained by Parent or its Subsidiaries (collectively, “Purchaser Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Closing, Purchasers shall, or shall cause any of their applicable Subsidiaries, including the Target Companies, to recognize all service of the Company Continuing Employees with Sellers and any of Sellers’ Affiliates (including the Target Companies) or any of their respective Subsidiaries, as the case may be, as if such service were with Purchasers, for vesting and eligibility purposes in any Purchaser Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(d)                                 Purchasers shall, or shall cause any of their applicable Subsidiaries, including the Target Companies, to (i) waive any preexisting condition limitations and actively at work requirements otherwise applicable to Company Continuing Employees and their eligible dependents under any Purchaser Benefit Plan that provides health and welfare benefits in which Company Continuing Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such employees as of the Closing under the analogous Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Purchasers, the Target Companies or any of their respective Subsidiaries in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Continuing Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Closing.

(e)                                  Effective as of the Closing, U.S. Purchaser shall, or shall cause any of its applicable Subsidiaries, including the U.S. Target, to have in effect a tax-qualified defined contribution retirement plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser 401(k) Plan”) that will cover United States Company Continuing Employees after the Closing and accept rollovers of distributions, including the in-kind rollover of notes evidencing loans to United States Company Continuing Employees, from the tax-qualified DST Systems, Inc. 401(k) Profit Sharing Plan in which the United States Company Continuing Employees participate as of the Closing (the “Seller 401(k) Plan”).  Effective as of the Closing, Sellers shall (or shall cause the plan sponsor of the Seller 401(k) Plan to) (i) fully vest all Company Continuing Employees’ accounts under the Seller 401(k) Plan, and (ii) within ten (10) Business Days following the Closing, contribute to the Seller 401(k) Plan (and credit to the accounts of Company Continuing Employees thereunder) (A) all matching employer contributions relating to the Company Continuing Employees’ pre-tax and post-tax contributions, including matching employer contributions, with respect to the portion of the 2016 plan year that elapsed prior to the Closing Date, and (B) all discretionary employer contributions relating to Company Continuing Employees for the 2015 plan year that would have otherwise been credited to the Seller 401(k) Plan accounts of such Company Continuing Employees had they continued to be employees of Sellers and their Affiliates. U.S. Seller and U.S. Purchaser shall cooperate in good faith to allow Company Continuing Employees with outstanding loan balances under the Seller 401(k) Plan to elect to directly rollover their loans to the Purchaser 401(k) Plan.

(f)                                   Purchasers shall, through the period beginning on the Closing Date and ending on December 31, 2016, maintain health care and dependent care flexible spending accounts for United States Company Continuing Employees under Parent’s Code Section 125 plan (“Purchasers’ FSA”). Purchasers’ FSA shall provide that United States Company Continuing Employees shall participate in Purchasers’ FSA and each such Company Continuing Employee shall be credited immediately following the Closing Date under Purchasers’ FSA with amounts available for reimbursement equal to such amounts as were credited under the Health Care Flexible Spending Account and Dependent Care Spending Account components of the DST Systems, Inc. Code Section Flexible Spending Program (“Sellers’ FSA”) with respect to such Person on the Closing Date. Purchasers shall (i) give effect to the elections made by such Company Continuing Employees under Sellers’ FSA for the remainder of 2016 and (ii) as soon as reasonably practicable after receipt of the amounts transferred in accordance with the following sentence, process all claims for reimbursement on and after the Closing Date including claims incurred before the Closing Date but not yet reimbursed. Sellers shall transfer cash to Purchasers, in an amount equal to the net aggregate amount of all Closing Date balances of such Company Continuing Employees under Sellers’ FSA that are credited under Purchasers’ FSA, if such amount is positive; and Purchasers shall pay Sellers a cash amount equal to the net aggregate amount of all such balances if such amount is negative. Sellers and Purchasers agree to make reasonable, good faith efforts to implement the provisions of this Section 5.05(f), including (i) if possible, in the ordinary course consistent with Parent’s past practice with respect to Purchaser Benefit Plans, making necessary plan amendments, (ii) causing the transfer of any cash amount set forth in this Section 5.05(f) within thirty (30) days following the Closing Date, and (ii) Sellers promptly providing Purchasers with information and documents (and arrange for communications with, and provide directions to, Sellers’ FSA third party administrator(s)) reasonably requested by Purchasers for Purchasers to comply with Purchasers’ obligations set forth in this Section 5.05(f).

(g)                                  Notwithstanding anything in this Agreement to the contrary, after the Closing, Purchasers shall, or shall cause the Target Companies to, provide for terms and conditions of employment for any Company Continuing Employee in accordance with applicable Law.

(h)                                 From the date of this Agreement until the Closing, Purchasers shall not communicate with any Company Continuing Employees, including communications related to compensation, benefits or other treatment that they will receive in connection with the transactions contemplated hereby, unless any such communications have been reviewed and approved by Sellers in advance of such communications (such approval not to be unreasonably withheld or delayed).

(i)                                     This Section 5.05 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.05, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.05.  Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.05 shall not create any right in any Employee or any other Person to any continued employment with the Target Companies, Purchasers or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

(j)                                    Purchasers shall, and shall cause the Target Companies to, and each of them hereby does, assume all liability and obligation for, and neither Sellers nor any of their Affiliates after the Closing Date shall retain any liability or obligation for severance pay and obligations payable to any Company Continuing Employee who is terminated by Purchasers or any Target Company on or after the Closing Date. For the avoidance of doubt, any severance obligations for any Employees who, other than as a result of actions taken by Purchasers, do not become Company Continuing Employees shall be borne by Sellers.

(k)                                 In respect of the Company Continuing Employees, Purchasers shall use best efforts to comply with the Patient Protection and Affordable Care Act and all reporting obligations thereunder.

(l)                                     To assist in compliance with Purchasers’ obligations under this Section 5.05, Sellers shall provide to Purchasers (i) such information as Purchasers may reasonably request to facilitate the rollover of distributions from the Seller 401(k) Plan to the Purchaser 401(k) Plan in accordance with Section 5.05(e), (ii) within thirty (30) days following the Closing Date (or at such later dates as may be reasonably requested by Purchasers), an Arrow Master Census U.S. and Canada report as in 10.1.14 in the Data Room, updated with information correct as of the Closing Date, and (iii) such additional information as Purchasers may reasonably request, including, without limitation, information to enable Purchasers to comply with the Patient Protection and Affordable Care Act and reporting obligations thereunder.

(m)                             To the extent the Target Companies are participating employers in any of the Seller Benefit Plans, Sellers shall, prior to but effective as of the day prior to the Closing or such other date pursuant to and in accordance with the Reciprocal Transition Services Agreement, cause the Target Companies to withdraw as participating employers in such Seller Benefit Plans.

(n)                                 Sellers shall take the following action with respect to its deferred compensation program: (i) outstanding cash awards with a settlement date of December 1, 2016 and as to which no extended deferral elections have been made shall be paid by Sellers on the scheduled payment date of December 1, 2016 or such earlier date as shall be determined by Sellers and (ii) Sellers shall retain the liability for all cash awards as to which extended deferral elections have been made with respect to any Company Continuing Employee listed on Section 1.1(b)(i) of the Disclosure Letter or former Employee of the Target Companies who is either in pay status or is entitled to future payments (“Nonqualified Plan Participants”). Purchasers shall promptly advise Sellers in writing of any Nonqualified Plan Participant’s separation from service on or following the Closing Date, but in no event later than ten (10) days following such separation from service. Sellers and Purchasers hereby agree that each Employee, including a Nonqualified Plan Participant, providing services to Sellers and the Target Companies immediately prior to the Closing Date and providing services to Purchasers and the Target Companies after and in connection with the transactions contemplated herein shall not be deemed to have experienced a separation from service for purposes of Section 409A of the Code and the regulations thereunder; provided that, for the avoidance of doubt, neither Purchasers nor the Target Companies shall be required to continue the employment of any Company Continuing Employee after the Closing Date.

(o)                                 Notwithstanding anything to the contrary herein, Purchasers shall pay to the applicable Company Continuing Employees, through payroll in the first applicable payroll period after Closing, any and all (i) annual cash bonus amounts accrued through June 30, 2016 and (ii) the Retention Amounts, as well as any and all applicable associated payroll Taxes directly relating to such amounts.  Notwithstanding anything to the contrary herein, any and all amounts paid to Company Continuing Employees in connection with the prior sentence shall be accrued as a Current Liability of the Business on the Closing Statement for purposes of determining the Adjusted Purchase Price pursuant to Section 2.02.

SECTION 5.06                    [RESERVED]

SECTION 5.07                    Governmental Approvals and Other Third-Party Consents.

(a)                                 Subject to Section 5.07(d) below with respect to Purchasers, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to reasonably assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, as promptly as practicable, including (i) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority, (ii) the contesting and defending of any Actions, whether judicial or administrative, brought under, pursuant to or relating to any United States or Canadian antitrust or competition Law challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order enacted by any Governmental Authority vacated or reversed, (iii) the compliance with all legal requirements that may be imposed on it with respect to this Agreement or the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. Each party hereto acknowledges that it has made an appropriate filing of a Notification or Report Form pursuant to the HSR Act and shall make as promptly as practicable, appropriate filings, if applicable, under United States or Canadian antitrust Laws, and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act or applicable United States or Canadian antitrust Laws.

(b)                                 Sellers and Purchasers each shall, upon written request by the other, furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers, partners and shareholders and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated by this Agreement or any filing made with any Governmental Authority made by or on behalf of Purchasers, Sellers, the Target

Company or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Sellers and Purchasers may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 5.07 as “outside counsel/corporate in-house antitrust counsel only.”   Such materials and the information contained therein shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and will not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Sellers or Purchasers, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Section 5.07(b) may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary, as deemed advisable by the Sellers or Purchasers, to prevent dissemination of competitively sensitive information or to otherwise comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c)                                  Each of Sellers and Purchasers shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and the Ancillary Agreements.  In that regard, each party shall, to the extent permitted by Law: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any significant communications from or with any Governmental Authority or other third party with respect to any of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written or oral communication with any such Governmental Authority or other third party with respect to the Sale or any of the other transactions contemplated by this Agreement and the Ancillary Agreements and (iii) to the extent practicable and subject to applicable legal limitations and the instructions of any Governmental Authority, not participate in any meeting with (A) any Governmental Authority with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and (B) any third party (excluding Governmental Authorities) with respect to any material consent, approval or waiver in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, in each case, unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority or other third party, as applicable, gives the other party the opportunity to attend and participate thereat.

(d)                                 Without limiting the generality of the foregoing: if required by a Governmental Authority pursuant to United States antitrust Law or Canadian antitrust Law in order to cause the Closing to occur, Purchasers shall negotiate and effect any required sales, divestitures, licenses, dispositions or hold separate agreements for any assets or businesses of the Purchasers, the Target Companies and their respective Subsidiaries, provided that Purchasers shall not be required to take any actions (i) with respect to pre-Closing Purchasers’ assets or businesses that are material to U.S. Purchaser and its Subsidiaries, taken as a whole, or (ii) with respect to the pre-Closing Target Companies’ business, assets or businesses that would have a Material Adverse Effect on the Target Companies’ business taken as a whole.

(e)                                  Subject to Section 5.20 and Section 5.22, Sellers and Purchasers shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.03 and Section 4.03 of the Disclosure Letter; provided, however, that Sellers shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

SECTION 5.08                    Public Announcements.  Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, and the parties shall cooperate as to the timing and contents of any such announcement. Notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, Sellers and Purchasers may disclose any information concerning the transactions contemplated hereby which they deem appropriate in their reasonable judgment, in light of their status as a publicly owned company, including to their respective securities analysts and institutional investors in press interviews (it being understood and agreed that Purchasers may publicly disclose the Preliminary Purchase Price and other information specifically included in a set of investor materials in form and substance agreed to by Purchasers and Sellers prior to the execution of this Agreement). Notwithstanding the foregoing, the restrictions sets forth in this Section 5.08 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement.

SECTION 5.09                    Further Assurances.  Upon the terms and subject to the conditions set forth herein, except as otherwise provided in this Agreement and subject to the provisions of Section 5.02, each of the parties hereto agrees to use its commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto and (ii) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

SECTION 5.10                    Cash Management; Terminating Interaffiliate Agreements.

(a)                                 Notwithstanding anything contained in this Agreement to the contrary, Sellers, the Target Companies and their respective Subsidiaries shall be permitted to maintain through the Closing Date their respective cash management systems, and periodically settle intercompany balances with respect to intercompany borrowings consistent with past practices (including through dividends and capital contributions).  Sellers and their Subsidiaries (other than the Target Companies and their Subsidiaries) shall have the right to withdraw all Cash and Cash Equivalents of the Target Companies and their Subsidiaries prior to the Closing.

(b)                                 Sellers shall, and shall cause their respective Subsidiaries (including the Target Companies) to, effective immediately prior to the Closing, execute and deliver such termination agreements, releases, and discharges as are necessary to terminate, eliminate and release, as applicable (by way of capital contribution, cash settlement or as otherwise determined by Sellers in their sole discretion), each of the arrangements, commitments, loans and contracts between each of the Target Companies, on the one hand, and any of Sellers or their Subsidiaries (other than the Target Companies), on the other hand, including the arrangements set forth in Section 5.10 of the Disclosure Letter other than (i) as set forth in Section 5.10(i) of the Disclosure Letter (which shall include the Interaffiliate Contracts) and (ii) as otherwise contemplated by this Agreement (such terminating agreements, releases and discharges, the “Terminating Interaffiliate Agreements”), and Sellers shall, and shall cause their respective Subsidiaries (other than the Target Companies), on the one hand, to, and Purchasers shall, and shall cause the Target Companies and Purchasers’ and the Target Companies’ respective Subsidiaries, on the other hand, to fully and finally waive and release, effective as of the Closing Date, any claims, causes of action, losses, liabilities or other rights arising under the Terminating Interaffiliate Agreements (including such claims, causes of action, losses, liabilities or other rights that may arise as a result of the termination of the Terminating Interaffiliate Agreements), other than as set forth in Section 5.10(i) of the Disclosure Letter.

SECTION 5.11                    No Financing Condition.  Notwithstanding anything to the contrary in this Agreement, Purchasers acknowledge and agree that their obligations to effect the transactions contemplated by this Agreement are not conditioned upon the availability to Purchasers or any of its Affiliates of any debt, equity or other financing.

SECTION 5.12                    Transaction Expenses.  At or prior to the Closing, Sellers shall, or shall cause their respective Affiliates to, pay any and all Transaction Expenses, it being understood that the Target Companies shall not bear the cost of any Transaction Expenses.  For the avoidance of doubt, Purchasers shall bear all fees and expenses of outside counsel, financial advisors and other third party advisors incurred by Purchasers, and Sellers shall bear all fees and expenses of outside counsel, financial advisers and other third party advisors incurred by Sellers or incurred prior to the Closing by the Target Companies, in connection with the sale of the Target Companies by Sellers, including in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 5.13                    Correspondence.  From and after the Closing, (i) Sellers shall use reasonable best efforts to cause to be delivered promptly to Purchasers or the Target Companies, as applicable, any mail or other communications received by Sellers or their respective Affiliates intended for the Business and (ii) Purchasers shall use reasonable best efforts to cause to be delivered promptly to Sellers any mail or other communications received by Purchasers, the Target Companies or their Affiliates intended for the Sellers. The provisions of this Section 5.13 are not intended to, and shall not be deemed to, constitute an authorization by any of Sellers, the Target Companies or Purchasers to permit the other to accept service of process on its behalf, and none of Sellers, the Target Companies or Purchasers are or shall be deemed to be the agent of the other for service of process purposes.

SECTION 5.14                    Payments of Receivables After Closing.

(a)                                 In the event that, following the Closing, Purchasers, the Target Companies or any of their Affiliates receives any payments in respect of any receivables or other obligations of businesses of Sellers or their respective Affiliates other than the Business, Purchasers shall, or shall cause the applicable Affiliate to, receive such payment as the agent for Sellers and deliver such payment to Sellers promptly after such receipt without any set-off.

(b)                                 In the event that, following the Closing, Sellers or any of their Affiliates receives any payments in respect of any receivables or other obligations of the Target Companies and their respective Subsidiaries relating to any period of time (i) after the Closing or (ii) prior to the Closing to the extent such receivables were included in the calculation of Estimated Net Working Capital or are included in the calculation of Final Net Working Capital, Sellers shall, or shall cause the applicable Affiliate to, receive such payment as the agent for Purchasers and deliver such payment to either U.S. Purchaser or Canadian Purchaser, as applicable, or a designated Affiliate of that Purchaser promptly after such receipt without any set-off.

SECTION 5.15                    Use of Name of Sellers.

(a)                                 As promptly as practicable following the Closing, and in any event not later than 120 days following the Closing, the Target Companies shall, and shall cause their Subsidiaries and their respective Affiliates to, at the expense of Purchasers, file with the applicable Governmental Authorities (including any applicable secretaries of state or other Governmental Authorities in the United States and foreign jurisdictions) all documents necessary to effect a name change and any amendment of the organizational documents of the Target Companies and their Subsidiaries necessary to remove any reference to the Sellers’ marks or other names or Trademarks owned or used by Sellers, their respective Subsidiaries or any of their Affiliates that are related to the Sellers’ business, other than those related solely to the Business, any name or mark that incorporates any of the foregoing or any variations thereof, or any name or mark confusingly similar thereto or dilutive thereof, from the name(s) of the Target Companies, their Subsidiaries and their Affiliates (collectively, the “Seller Names and Marks”).  The Target Companies shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to effect the foregoing name changes as promptly as permitted by the applicable Governmental Authorities.  For the avoidance of doubt, all references to “name” or “names” in this Section 5.15 shall include any legal entity names, d/b/a’s, trade names and any other names.

(b)                                 Following the Closing, except for the limited right to use as expressly permitted by this Section 5.15, (i) neither Target Companies nor their respective Subsidiaries shall have any right, title or interest in or to, or right to use, and (ii) the Target Companies covenants that the Target Companies and their Subsidiaries shall not hereafter adopt, use, or register, or authorize others to adopt, use or register, any names or Trademarks consisting of or incorporating any of the Seller Names and Marks.

(c)                                  As soon as reasonably practicable after the Closing, and in no event later than 120 days following the Closing, the Target Companies shall, and shall cause their respective Subsidiaries (and their licensees, agents and contractors) to, cease to make any use of or to permit any third party to make use of the Seller Names and Marks and shall remove, strike over or otherwise obliterate all Seller Names and Marks from all of their assets and other materials, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, advertising and promotional materials, publications, manuals, forms, websites, social media sites, email, software and other materials and systems. In furtherance of the foregoing, Sellers grant a non-exclusive right and license to the Target Companies for a period of 120 days following the Closing Date to use the Seller Names and Marks, to the extent necessary to use such assets and other materials in the same form and manner as prior to the date hereof; provided that in no event shall the Target Companies or any of their Subsidiaries have any rights to, or use, the Seller Names and Marks for purposes of advertising, marketing or promotional materials.

(d)                                 Promptly after the Closing, and in any event no later than 120 days after the Closing, the Target Companies shall, and shall cause their respective Subsidiaries to, destroy and dispose of all labels and all packaging, advertising, marketing, sales and promotional materials, in each case in its possession or subject to its control, bearing any Seller Names and Marks. In no event shall the Target Companies or their respective Subsidiaries use any Seller Names and Marks in any manner or for any purpose different from the use of such Seller Names and Marks by the Target Companies and their Subsidiaries as of the date hereof and consistent with past practice to package, market, distribute and sell the Target Companies’ products.

SECTION 5.16                    Non-Competition/Non-Solicitation.

(a)                                 For a period of five (5) years following the Closing Date, Sellers shall not, and shall cause their respective Subsidiaries and controlled Affiliates not to, engage in any business in the United States and Canada providing printing, mailing, postage and mailing operations management and physical fulfillment services of the type conducted by the Business as of the date hereof generating more than five percent (5%) of the annual gross revenues of Sellers and their Subsidiaries (taken as a whole) (such operations, the “Prohibited Activities”).  Additionally, during such five (5) year period following the Closing Date, Sellers shall not (i) solicit any then-current customers of the Business with regard to any of the Prohibited Activities, or (ii) provide or offer to provide, alone or in combination with other services, any services constituting any of the Prohibited Activities to any prospective customer of the Sellers.

(b)                                 Notwithstanding the foregoing, the parties agree that nothing herein shall prohibit Sellers or their respective Subsidiaries from:

(i)                                     acquiring or investing in any Person, or the assets thereof, if less than ten percent (10%) of the gross revenue, net revenue or assets of such Person (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from any of the Prohibited Activities;

(ii)                                  acquiring or investing in any Person, or the assets thereof, if ten percent (10%) or more than ten percent (10%) of the gross revenue, net revenue or assets of such Person (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from any of the Prohibited Activities; provided, that, within one year of such acquisition, Sellers or their respective Subsidiaries enter into a definitive agreement to divest themselves of all or substantially all of the assets or operations so acquired that are engaged in any of the Prohibited Activities (and use commercially reasonable efforts to consummate such transaction as soon as reasonably practicable thereafter);

(iii)                               acquiring or investing in securities representing not more than five percent (5%) of the outstanding voting power of any Person engaged in any of the Prohibited Activities; or

(iv)                              acquiring or investing in any equity interest in any Person engaged in any of the Prohibited Activities through any employee benefit plan of Sellers or their respective Subsidiaries.

(c)                                  In addition to the foregoing, even though not a Prohibited Activity, Sellers agree, and agree to cause their Subsidiaries, for a period beginning at the Closing and continuing until the date that is five (5) years following the Closing, not to provide Electronic Presentment Services in the United States and Canada to businesses who are not, at the time of determination (as of the date of this Agreement or in the future), clients of Seller or its Subsidiaries who utilize the TA2000 (registered and sub-accounts), TRAC,  or Bluedoor platforms, or any successor platforms thereto (the “Platforms”). For the avoidance of doubt, for a period beginning at the Closing and continuing until the date that is five (5) years following the Closing, and subject to the limitations above, Sellers shall not, and shall cause their Subsidiaries not to, provide Electronic Presentment Services to any Persons in the United States and Canada who are clients of the Business at the time of Closing but who do not, as of the Closing Date, receive Electronic Presentment Services from either Sellers, their Subsidiaries, or the Business, unless they are also utilizing the Platforms.

“Electronic Presentment Services” means presenting or delivering, by electronic mail or other electronic means that are utilized by the Business as of the date of this Agreement, electronic images of documents containing billing, account, benefits or other consumer or investor information for which an electronic presentment fee is charged to the client, and offered as a separate stand-alone service, or in combination with a printing and mailing service. For the avoidance of doubt, any Electronic Presentment Services provided by Seller and its Affiliates are, and would be, ancillary to Seller’s and its Affiliates’ other products and service offerings.

(d)                                 Neither Sellers nor their respective Affiliates shall, for a period of five (5) years following the Closing Date, enter into any arrangement or agreement with respect to the matters set forth on Section 5.16(d) of the Disclosure Letter. Nothing in this Section 5.16(d) shall restrict the ability of any Seller or any of their respective Affiliates, at the request of a customer, to provide such customer’s data to any other third party. The parties agree that the activities described in the first sentence of this Section 5.16(d) shall be treated as “Prohibited Activities” for the purposes of Section 5.16(b).

(e)                                  The parties agree that, notwithstanding anything to the contrary in Section 5.16(a) herein, neither the provisions of Section 5.16(a) nor shall Section 5.16(d) prohibit Sellers or their respective Subsidiaries from (i) performing under any Contract or Shared Contract or (ii) its obligations under this Agreement, the Ancillary Agreements, the Intellectual Property Arrangements, or the Master Subcontracting Print Arrangements.

(f)                                   For the avoidance of doubt, in the event that a Subsidiary of the Seller (other than the Target Companies and their respective Subsidiaries) ceases to be a Subsidiary of the Seller (whether by divestiture, merger or business combination, so long as such transactions are at arm’s length with unaffiliated third parties), the provisions of this Section 5.16 shall cease to apply to such Person (or the surviving entity of such transaction).

(g)                                  The restrictions set forth in this Section 5.16 shall not apply to any third Person or any of its Affiliates (other than Seller and its Subsidiaries) that is engaged in the Prohibited Activities or provision of Electronic Presentment Services at the time such third Person engages in a merger or business combination with Sellers or any of their respective Subsidiaries (other than the Target Companies and their respective Subsidiaries), including the surviving entity of any such transaction.

(h)                                 For a period of two (2) years from the Closing Date, Sellers agree that neither they nor their respective Subsidiaries or Affiliates shall, without the prior written consent of Purchasers, directly or indirectly, solicit for employment or hire any Employee; provided, that nothing in this Section 5.16(h) shall prohibit Sellers or their Subsidiaries from soliciting or hiring any Person pursuant to general solicitations of employment in any newspaper, magazine, trade publication, electronic medium or media or from soliciting or hiring any Person whose employment with Purchasers, the Target Companies or their Affiliates has terminated other than as a result of actions by the Seller or its Subsidiaries.

(i)                                     For a period of two (2) years from the Closing Date, Purchasers and the Target Companies agree that neither they nor their Affiliates shall, without the prior written consent of the Sellers, directly or indirectly, solicit for employment or hire any Person who, immediately prior to the Closing was an employee of Sellers or their respective Subsidiaries; provided, that nothing in this Section 5.16(i) shall prohibit Purchasers, the Target Companies or their respective Affiliates from soliciting or hiring any Person pursuant to general solicitations of employment in any newspaper, magazine, trade publication, electronic medium or media or from soliciting or hiring any Person whose employment with Sellers or their respective Subsidiaries has terminated other than as a result of action by the Purchasers.

(j)                                    Notwithstanding anything to the contrary herein, Purchasers or their Affiliates (including through the Target Companies and their Subsidiaries) may directly compete (including through solicitation, marketing and selling) with Sellers and their Subsidiaries and Affiliates in the provision of Electronic Presentment Services to any clients, including current and future clients of Sellers and their Affiliates.

(k)                                 In addition, Purchasers and their Affiliates (including through the Target Companies and their respective Subsidiaries), may directly compete with Sellers and their Subsidiaries and Affiliates for the provision of any services, including printing, mailing, and any other investor communication services.

SECTION 5.17                    No Reliance.  Purchasers acknowledge and agree that they have conducted to their satisfaction an independent investigation of the financial condition, Liabilities, results of operations and projected operations of the Target Companies, their respective Subsidiaries and their businesses (including the Business) and the nature and condition of their respective properties, assets and businesses (including the Business) and, in making the determination to proceed with the transactions contemplated hereby, have relied solely on the results of their own independent investigation and the representations and warranties expressly set forth in Article III. Purchasers acknowledge that there are uncertainties inherent in attempting to make projections and other forecasts, forward-looking information and plans and accordingly is not relying on them, that Purchasers are familiar with such uncertainties, that Purchasers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Purchasers and their respective Affiliates, agents and Representatives shall have no claim against any Person with respect thereto. Except as expressly provided in Article III of this Agreement, it is understood and agreed that Purchasers are acquiring the Business in its “AS IS, WHERE IS, WITH ALL FAULTS” condition at the Closing Date, subject to all latent and patent defects (whether physical, financial, legal or other), based solely on Purchasers’ own inspection, analysis and evaluation of the Companies’ businesses (including the Business).  Without limiting the generality of the foregoing, Purchasers hereby acknowledge and agree that, except for the representations and warranties expressly set forth in Article III of this Agreement, (a) none of Sellers, the Target Companies or their respective Affiliates nor any other Person has made any representation or warranty whatsoever, express or implied, including any implied warranty or representation as to the value, condition, merchantability or suitability as to any of the Target Companies’ assets or any representations or warranties with respect to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, (b) Purchasers are not relying on any other information, (c) any estimates, forecasts, predictions, data, financial information, projections or budgets for the Target Companies’ businesses (including the Business), any material, documents or information relating to the Target Companies’ businesses (including the Business) or the Target Companies, whether written or oral, made available to Purchasers or their Representatives in any “data room,” (including the Data Room) confidential information memorandum, presentation by the management of the Target Companies’ businesses (including the Business), due diligence discussion or otherwise are not and shall not be deemed to be or include representations or warranties (including as to completeness or accuracy) unless any such materials or information are the subject of any express representation or warranty set forth in Article III of this Agreement and (d) Purchasers are not relying on any other representations or warranties, except as expressly and to the extent specifically set forth in one or more representations or warranties in Article III.

SECTION 5.18                    Tax Matters.

(a)                                 Indemnification.

(i)                                     From and after the Closing Date, Sellers agree to indemnify, defend, and hold Purchasers and their Affiliates harmless from and against and in respect of, without duplication, (a) any Taxes imposed on or with respect to the Target Companies or their Subsidiaries for any Pre-Closing Straddle Period or any Pre-Closing Tax Period, (b) all Taxes of any Target Company or Subsidiary thereof for any taxable period to the extent such Taxes arise out of or are related to a breach of any representation or warranty set forth in Section 3.13(c), Section 3.13(h), Section 3.13(i), Section 3.13(j) or Section 3.13(o), (c) any Taxes required to be paid by the Target Companies or their Subsidiaries after the Closing Date by reason of the Target Companies or their Subsidiaries having been a member of an “Affiliated Group” on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign Law rule or regulation and (d) any Taxes resulting, directly and solely, from the Canadian Reorganization; provided, that, in no event shall Sellers be required to indemnify Purchasers pursuant to this Agreement for any Liability for Taxes to the extent such Liability results in whole or in part from any action taken outside of the ordinary course of business by Purchasers or any of their Affiliates (including the Target Companies and their Subsidiaries) after the Closing.

(ii)                                  From and after the Closing Date, Purchasers agree to indemnify, defend, and hold Sellers harmless from and against and in respect of, without duplication, (a) any Taxes imposed on or with respect to the Purchasers or their Affiliates (other than the Target Companies and their Subsidiaries), (b) any Taxes imposed on or with respect to the Target Companies or their Subsidiaries for any Post-Closing Straddle Period or any Post-Closing Tax Period (except as provided in Section 5.18(a)(i)(b)), (c) any Taxes for which Purchasers are responsible pursuant to Section 5.18(c), (d) any Taxes arising out of any action taken outside of the ordinary course of business by Purchasers or any of their Affiliates after the Closing (including the Target Companies and their Subsidiaries) and (e) any amounts in respect of Tax benefits owed by Purchasers to Sellers pursuant to Section 5.18(b)(iv).

(b)                                 Preparation of Tax Returns.

(i)                                     Sellers shall prepare or cause to be prepared all Tax Returns for the Target Companies and their Subsidiaries for all taxable periods ending on or prior to the Closing Date (each, a “Seller Return”) and shall timely file or cause to be timely filed any such Seller Return that is required to be filed on or prior to the Closing Date (taking into account applicable extensions).  Each Seller Return shall be prepared on a basis consistent with the past practice of the Target Companies and their Subsidiaries, except to the extent otherwise required by applicable Law.  With respect to any Seller Return that is to be filed after the Closing Date, not later than thirty (30) Business Days (or as soon as is reasonably practicable and in no event later than five (5) Business Days in the case of Tax Returns that do not relate to Income Taxes) prior to the due date (taking into account applicable extensions) for the filing of such Seller Return, Sellers shall provide Purchasers with a copy of such Seller Return for its review and comment and shall incorporate Purchasers’ reasonable comments on such Seller Return. Notwithstanding the foregoing, the Sellers shall not be required to provide copies of its consolidated, combined or unitary Tax Returns under this Section 5.18(b)(i).

(ii)                                  Purchasers shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Target Companies and their Subsidiaries for all Straddle Periods (each, a “Straddle Return”) and all Post-Closing Tax Periods and shall timely file or cause to be timely filed all Seller Returns required to be filed after the Closing Date (taking into account applicable extensions).  Each Straddle Return shall be prepared on a basis consistent with the past practice of the Target Companies and their Subsidiaries, except to the extent otherwise required by applicable Law.  Not later than thirty (30) Business Days (or as soon as is reasonably practicable and in no event later than five (5) Business Days in the case of Tax Returns that do not relate to Income Taxes) prior to the due date (taking into account applicable extensions) for the filing of a Straddle Return, Purchasers shall provide Sellers with a copy of such Straddle Return for its review and comment and shall incorporate all of Sellers’ reasonable comments on such Straddle Return.

(iii)                               For purposes of this Agreement, the apportionment of Taxes between the Pre-Closing Straddle Period and the Post-Closing Straddle Period shall be made by assuming that the Straddle Period ended on the Closing Date, except that (a) exemptions, allowances or deductions that are calculated on an annual basis and (b) Taxes (such as real or personal property Taxes) that are imposed on a periodic basis, in each case, shall be prorated on the basis of the number of days in the Pre-Closing Straddle Period as compared to the number of days in the Post-Closing Straddle Period.

(iv)                              Notwithstanding anything to the contrary in this Agreement or otherwise, Sellers and Purchasers each acknowledge and agree that, in the preparation of the Tax Returns as required by Section 5.18(b)(i) and Section 5.18(b)(ii), (a) Sellers and Purchasers shall each, and shall cause each of their Affiliates, to take the position that, to the extent permitted by applicable Law, all deductions arising in connection with (i) the transactions contemplated by this Agreement, including the payment of the Transaction Expenses, and (ii) the payment of the Sellers’ Compensation Expenses (together, the “Transaction Tax Deductions”), in each case, are properly deductible by either Seller or are otherwise deductible in a Pre-Closing Tax Period or Pre-Closing Straddle Period without regard to (x) whether the amounts underlying such Transaction Tax Deductions are paid prior to, on, or following the Closing Date and (y) the identity of the Person making the payment underlying the applicable Transaction Tax Deduction and (b) the safe harbor election provided in Internal Revenue Service Revenue Procedure 2011-29 is made with respect to any Transaction Tax Deductions that constitute a “success-based fee.”  If and to the extent any Transaction Tax Deduction is not properly deductible by Sellers and is not otherwise deductible in a Pre-Closing Tax Period or Pre-Closing Straddle Period and Purchasers or any of their Affiliates (including any of the Target Companies or their Subsidiaries) actually realizes any Tax benefits in respect of any such Transaction Tax Deduction, then Purchasers shall promptly after realizing such Tax benefit make a payment to Sellers equal to the amount of such Tax benefit.

(v)                                 If and to the extent permitted by applicable Law, the Target Companies and their Subsidiaries shall elect to close each taxable period on or as of the Closing Date.

(c)                                  Purchasers, on the one hand, and Sellers, on the other hand, shall each be responsible for fifty percent (50%) of any excise, stock, transfer, real property transfer, documentary, sales, use, stamp, registration, value added, recording, and other such Taxes and fees (including any penalties, additions to Tax, or interest related thereto) incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) imposed by any foreign, federal, state, local or other Tax Authority. The party required by Law shall, at its own expense, timely file any Tax Return or other document with respect to such Transfer Taxes or fees (and the other party shall cooperate with respect thereto as reasonably necessary).

(d)                                 Purchasers shall not, without the prior written consent of Sellers or unless required by applicable Tax Law, (i) (a) amend, or request or permit the amendment of, any Seller Return or (b) apply to any Tax Authority for any binding or non-binding opinion, ruling, or other determination with respect to the Target Companies or their Subsidiaries in relation to any act, matter, or transaction that occurred on or before the Closing Date, and (ii) except in response to any request or inquiry from a Tax Authority, Purchasers shall not furnish to any Tax Authority any information (in writing or otherwise) regarding any such Tax Returns or, with respect to the Target Companies or their Subsidiaries, any act, matter, or transaction that occurred on or before the Closing Date, in the case of each of (i) and (ii), if such action could give rise to an indemnification obligation under Section 5.18(a).

(e)                                  Tax Refunds. If, after the Closing, Purchasers or any of their Affiliates (i) receives any refund, or (ii) utilizes the benefit of any overpayment or prepayment of Taxes (including as a result of any reimbursement or credit in respect of Taxes) which, in either of cases (i) and (ii), (1) (x) relate to a Tax paid by Sellers or any of their Affiliates, or (y) is the subject of indemnification by Sellers hereunder and (2) was not reflected on the Closing Statement as a Current Asset in determining the Closing Net Working Capital, Purchasers shall pay or cause to be paid to Sellers the entire amount of any such refund received or utilized by Purchasers or any of their Affiliates (including any of the Target Companies or their Subsidiaries) no later than ten (10) days following receipt, net of any income Taxes imposed thereon.

(f)                                   Tax Contests.  From and after the Closing Date, Purchasers, on the one hand, and Sellers, on the other hand (each, the “Recipient,” and together, the “Tax Contest Parties”), shall notify the other Tax Contest Party within ten (10) Business Days of receipt by the Recipient of written notice of any tax deficiency, proposed tax adjustment, tax assessment, tax audit, tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes or Tax Returns of the Target Companies or their Subsidiaries (each and any of the foregoing, a “Tax Contest”) which Tax Contest could reasonably be expected to affect the obligations of such other Tax Contest Party, or their Affiliates, with respect to Taxes pursuant to this Agreement.  A Recipient’s failure to comply with this notice provision shall not affect such Recipient’s right to indemnification pursuant to this Agreement unless (and only to the extent that) the other Tax Contest Party is adversely prejudiced as a consequence of such failure.

(i)                                     If a Tax Contest relates to a Pre-Closing Tax Period or a Straddle Period, Sellers shall, at their expense, control the defense and settlement of such Tax Contest and Purchasers, at Purchasers’ expense and with counsel of its own choosing, shall have the right to participate fully in all aspects of the defense of such Tax Contest; provided, however, that, if the resolution of such Tax Contest would increase the Tax liability of Purchasers or any of their Affiliates for any Post-Closing Straddle Period or Post-Closing Tax Period or otherwise adversely affect Purchasers or any of their Affiliates, Sellers shall (a) conduct such Tax Contest diligently and in good faith, (b) consult in good faith with Purchasers before taking any action in connection with such Tax Contest that might adversely affect Purchasers or any of their Affiliates, (c) consult in good faith with Purchasers and offer Purchasers a reasonable opportunity to comment before submitting to any Governmental Authority any written materials prepared or furnished in connection with such Tax Contest, and (d) not settle, discharge, compromise, or otherwise dispose (each, a “disposition”) of such Tax Contest without obtaining the prior written consent of Purchasers, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii)                                  Purchasers shall, at their expense, control the defense and settlement of all Tax Contests other than those described in Section 5.18(f)(i).  Sellers, at Sellers’ expense and with counsel of their own choosing, shall have the right to participate fully in all aspects of the defense of such Tax Contest if the resolution of such Tax Contest would increase the Tax liability of Sellers or otherwise adversely affect Sellers or any of their Affiliates.

(iii)                               Each Tax Contest Party shall promptly provide to the other Tax Contest Party copies of all written notices and other documents received from any Governmental Authority with respect to any Tax Contest (provided that the Tax Contest Party receiving such notice or other document may redact from such copies information not reasonably related to or necessary for determining amounts for which the other Tax Contest Party may be liable hereunder with respect to such Tax Contest).

(iv)                              Notwithstanding anything to the contrary contained herein, in the event the Entity-Level Purchase Price Allocation, the Purchase Price Allocation or any of the 338(h)(10) Allocations are disputed by any Governmental Authority, the party receiving notice of such dispute shall promptly notify and consult with the other party concerning resolution of such dispute.

(g)                                  Tax Records and Cooperation.  The Purchasers and the Sellers (and their respective Affiliates) shall cooperate with each other in connection with the filing of any Tax Returns and any audit, litigation or other Proceeding with respect to Taxes, whether for any Pre-Closing Tax Period, Pre-Closing Straddle Period, Post-Closing Tax Period, or Post-Closing Straddle Period.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other Proceeding and making employees with relevant knowledge available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, that Sellers shall not be required to provide any copies of their consolidated, combined or unitary Tax Returns under this Section 5.18(g) or any other provisions of this Agreement. The parties agree (i) to retain all books and records with respect to Tax matters pertinent to any Target Company or Subsidiary thereof relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchasers or the Sellers any extensions of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other parties so requests, the Purchasers or the Sellers, as the case may be, shall allow the other party to take possession of such books and records.

(h)                                 Allocation of Purchase Price.  The parties agree that the Final Purchase Price shall be allocated between the U.S. Interests (the “U.S. Purchase Price”) and the Canadian Equity Securities (the “Canadian Purchase Price”) as mutually determined in good faith by the Sellers and the Purchasers (the “Entity-Level Purchase Price Allocation”). The parties also agree that the purchase and sale of the U.S. Interests shall be treated for U.S. federal income tax purposes as the purchase by U.S. Purchaser and the sale by U.S. Seller of all of the assets of U.S. Target. Not later than forty-five (45) days after the Closing Date, Sellers shall provide to

Purchasers their determination of the Entity-Level Purchase Price Allocation in a manner consistent with Section 5.18(h) of the Disclosure Letter. Within fifteen (15) days after receipt of the proposed Entity-Level Purchase Price Allocation, Purchasers shall notify Sellers in writing if they disagree with such proposed allocation and, in the event of disagreement, the parties shall make a good faith attempt to reach an agreement. If the parties are unable to reach agreement regarding the Entity-Level Purchase Price Allocation, all unresolved items that remain in dispute shall be submitted to a jointly selected internationally recognized accounting firm, the costs of which will be borne equally by the Sellers and Purchasers. Such accounting firm shall resolve all items in dispute in a manner consistent with Section 5.18(h) of the Disclosure Letter. The proposed allocation as revised to reflect the resolutions of such accounting firm shall be the Entity-Level Purchase Price Allocation. Not later than ninety (90) days after the Closing Date, Sellers shall provide to Purchasers (i) an allocation of the U.S. Purchase Price and any liabilities of the U.S. Target and its Subsidiaries other than Newkirk Products, Inc. (to the extent treated as liabilities for U.S. federal income tax purposes) among the assets of U.S. Target (including the stock of DST Output Electronic Solutions, Inc., DST Mailing Services, Inc., DST Output East, LLC, DST Output West, LLC, Lateral Group NA, LLC and Newkirk Products, Inc. and the assets of DST Output Central, LLC) and (ii) an allocation of the Canadian Purchase Price and any liabilities of Canadian Target (to the extent treated as liabilities for U.S. federal income tax purposes) among the assets of Canadian Target, each allocation in (i) and (ii) in a manner that complies with the requirements of the Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchase Price Allocation”).  Within fifteen (15) days after receipt of the proposed Purchase Price Allocation, Purchasers shall notify Sellers in writing if they disagree with such proposed allocation and, in the event of disagreement, the parties shall make a good faith attempt to reach an agreement.  If the parties are unable to reach agreement regarding the Purchase Price Allocation, all unresolved items that remain in dispute shall be submitted to a jointly selected internationally recognized accounting firm, the costs of which will be borne equally by the Sellers and Purchasers. The proposed allocation as revised to reflect the resolutions of such accounting firm shall be the Purchase Price Allocation.  The parties shall cooperate in preparing, executing, and filing with each Tax Authority all required information returns, including filing with the Internal Revenue Service all necessary information returns required by Section 1060 of the Code.  The Entity-Level Purchase Price Allocation and the Purchase Price Allocation shall be final, conclusive, and binding on each party and Purchasers and Sellers shall each timely file Internal Revenue Service Form 8594 (Acquisition Statement under Code Section 1060) and all federal, state, local and foreign Tax Returns in accordance with such allocations.  In the event that the Final Purchase Price is determined, or any other adjustment to the Preliminary Purchase Price or Final Purchase Price for Tax reporting purposes is made under this Agreement after delivery of the Purchase Price Allocation, Sellers and Purchasers shall mutually revise the Entity-Level Purchase Price Allocation, the Purchase Price Allocation and the 338(h)(10) Allocations accordingly.  The Purchase Price Allocation, as finally determined, shall be used in preparing Internal Revenue Service Form 8883 for purposes of Section 5.18(i) of this Agreement. In the event that any Tax Authority disputes the Entity-Level Purchase Price Allocation, the Purchase Price Allocation, or any of the 338(h)(10) Allocations, Sellers or Purchasers, as the case may be, shall promptly notify the other party in writing of the nature of such dispute.

(i)                                     Section 338(h)(10) Elections. Except for the 338(h)(10) Elections (as defined below), neither Purchasers nor any of their Affiliates shall make any Tax election under

Section 338, including Section 338(g), of the Code or any comparable provision of state, local or foreign Tax Law, with respect to any of the Target Companies or their Subsidiaries without the prior written consent of Sellers.

(i)                                     Purchasers and U.S. Seller shall, in the manner described herein, make an election under Section 338(h)(10) of the Code (together with any comparable provisions of state or local Tax Law) with respect to each of DST Output Electronic Solutions, Inc., DST Mailing Services, Inc., DST Output East, LLC, DST Output West, LLC and Lateral Group NA, LLC (collectively, the “338(h)(10) Companies,” and such elections, the “338(h)(10) Elections”). Purchasers and U.S. Seller shall agree on the form and content of the Internal Revenue Service Form 8023 (the “Form 8023”) on which each of the respective 338(h)(10) Elections shall be made as soon as practicable following the Closing containing information then available.  U.S. Seller, Purchasers and their respective Affiliates shall jointly and timely make the 338(h)(10) Elections with respect to the 338(h)(10) Companies.  With respect to the 338(h)(10) Elections, U.S. Seller, Purchasers and their respective Affiliates shall, as promptly as practicable following the Closing Date, cooperate with each other to take all other actions necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) otherwise to effect, perfect and preserve the 338(h)(10) Elections in accordance with the provisions of Section 338 of the Code (and any comparable provisions of state or local Tax Law) or any successor provisions; and U.S. Seller, Purchasers and their respective Affiliates shall report the sale and acquisition, respectively, of the stock of the 338(h)(10) Companies pursuant to this Agreement consistent with the 338(h)(10) Elections and shall take no position contrary thereto in any Tax Return, or in any Proceeding before any Governmental Authority.

(ii)                                  Neither U.S. Seller, Purchasers nor any of their respective Affiliates shall take any action to modify any of the forms or reports (including any corrections, amendments or supplements thereto) that are required for the making of the 338(h)(10) Elections after their execution or to modify or revoke the 338(h)(10) Elections without the written consent of U.S. Seller or Purchasers, as the case may be.

(iii)                               In connection with the 338(h)(10) Elections, within one hundred twenty (120) days after the Closing Date, U.S. Seller shall provide (or shall cause its Affiliates to provide) to Purchasers (a) an allocation of the deemed sales price of the assets of each of the 338(h)(10) Companies resulting from the relevant 338(h)(10) Election among such assets, which allocations shall be made in accordance with Section 338(h)(10) of the Code and any applicable Treasury Regulations thereunder and in accordance with the Purchase Price Allocation, and (b) a complete Internal Revenue Service Form 8883 (and any comparable forms required to be filed under state or local Tax Law) and any additional data or materials required to be attached to such forms for each of the respective 338(h)(10) Elections (collectively, the “338(h)(10) Allocations”). Within fifteen (15) days after receipt of the proposed 338(h)(10) Allocations, Purchasers shall notify Sellers in writing if they disagree with such proposed allocation and, in the event of disagreement, the parties will make a good faith attempt to reach an agreement. In the event the parties do not reach an agreement, all unresolved items that remain in dispute shall be submitted to a jointly selected internationally recognized accounting firm, the costs of which will be borne equally by the Sellers and Purchasers. The proposed allocation as revised to reflect the resolutions of such accounting firm shall be the Section 338(h)(10) Allocations. The 338(h)(10) Allocations shall be final, conclusive and binding on U.S. Seller and Purchasers (and their respective Affiliates) and U.S. Seller and Purchasers (and their respective Affiliates) shall (i) be bound by such allocations for all Tax purposes, (ii) prepare and file all Tax Returns to be filed with any Governmental Authority (including Form 8883 and Form 8594 filed with the parties’ respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Treasury Regulations, the Internal Revenue Service or any applicable state or local Governmental Authority) in a manner consistent with such allocations and (iii) take no position inconsistent with such allocations in any Tax Return, any Proceeding before any Governmental Authority or otherwise.

(j)                                    Non-U.S. Operations Covenant. During the period beginning on the Closing Date and ending on December 31, 2016, Purchasers shall cause the Canadian Target to operate its business consistent with past practice and shall not undertake any actions outside of the ordinary course which would affect the earnings and profits of the Canadian Target for U.S. federal income tax purposes.

(k)                                 Exclusivity.  Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 5.18 (and not those of Article VII), shall govern the manner in which matters relating to Taxes (including indemnification related to Losses associated with Taxes and the allocations referred to in Section 5.18(h) and Section 5.18(i)) are conducted and resolved; provided, however, that the provisions of Section 7.01, Section 7.04(c), Section 7.04(d),Section 7.04(e), Section 7.04(f), Section 7.04(g), Section 7.04(h), Section 7.04(i), Section 7.06 and Section 7.07 shall apply mutatis mutandis.

SECTION 5.19                    Ancillary Agreements.  At the Closing, each of Sellers and Purchasers shall enter into, or shall cause their respective Affiliates (as applicable) to enter into, each of the Ancillary Agreements.

SECTION 5.20                    Delayed Contracts.

(a)                       Notwithstanding anything else in this Agreement to the contrary, unless and until such consent, approval or amendment described below is no longer required or has been obtained, this Agreement shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer at the Closing any Contract or any claim or right or any benefit arising thereunder or resulting therefrom as to which consent or approval from any Person (including consents and approvals of Governmental Authorities) to assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof is required but has not been obtained as of the Closing Date (such Contract, a “Delayed Contract”); provided, to the extent not inconsistent with the terms of any Delayed Contract or applicable Law, the parties shall treat Purchasers as the owners thereof for Tax purposes as of the Closing Date; provided, further, that, except as otherwise expressly provided herein, none of Sellers, Purchasers, nor any of their Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party.  Upon obtaining the requisite consents or approvals, such Delayed Contract shall be transferred and assigned to Purchasers hereunder without additional consideration therefor.

(b)                       In the event and to the extent that, prior to the Closing, Sellers and their Affiliates are unable to obtain a consent, approval or amendment required to assign, license, sublicense, lease, sublease, convey or transfer any Delayed Contract to Purchasers, then following the Closing, Sellers shall, and shall cause their respective Subsidiaries and Affiliates to, use reasonable best efforts to (i) continue to hold, and to the extent required by the terms applicable to such Delayed Contract, operate such Delayed Contract in all material respects in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by this Agreement and solely for the benefit of Purchasers, (ii) cooperate in any arrangement, reasonable and lawful as to Sellers and Purchasers, designed to provide to Purchasers or their respective Subsidiaries the benefits arising under such Delayed Contract, including accepting such reasonable direction as Purchasers shall request of Sellers and (iii) enforce at Purchasers’ request, or allow Purchasers and their Affiliates to enforce in a commercially reasonable manner, any rights of the applicable Sellers under such Delayed Contract against the other party or parties thereto; provided, that the costs and expenses incurred by Sellers or their Affiliates at Purchasers’ request shall be borne solely by Purchasers.  Sellers shall, and shall cause their Subsidiaries to, without further consideration therefor, pay and remit to Purchasers promptly all monies, rights and other consideration received in respect of such performance net of any applicable Taxes.  Purchasers shall pay, perform and discharge fully, promptly when due, all of the obligations of Sellers or their Subsidiaries in respect of such performance, and Purchasers shall be responsible for all Assumed Liabilities related thereto and indemnify the Sellers for all Losses arising out of any actions (or omissions to act) of Sellers or any of its Subsidiaries arising out of such performance or taken at the direction of Purchasers or any of their Subsidiaries.

(c)                        Notwithstanding anything else set forth in this Section 5.20, none of the Sellers nor any of their Subsidiaries shall be required to take any action that, in the good faith judgment of Sellers would reasonably be expected to (i) result in a violation of any obligation which any such Seller or any such Subsidiary has to any third party or (ii) violate applicable Law.

(d)                       Purchasers acknowledge that certain consents and approvals to the transactions contemplated by this Agreement and the Ancillary Agreements may be required from certain third parties, and that such consents and approvals have not been and may not be obtained. Purchasers agree that Sellers and their Affiliates shall not have any liability whatsoever arising out of or relating to, the failure to obtain any consents or approvals that may have been or may be required in connection with the transactions contemplated by this Agreement and the Ancillary Agreements or because of the default under or acceleration or termination of any Contracts or Permits or other right or obligation, as a result thereof.  Purchasers further agree that no representation, warranty, covenant or other obligation of Sellers contained herein shall be breached or deemed breached, and no condition to Purchasers’ obligations to consummate the transactions contemplated by this Agreement and the Ancillary Agreements shall be deemed not satisfied, as a result of the failure to obtain any such consent or approval or as a result of any such default, acceleration or termination.

SECTION 5.21                    Contracts Adjustment. The parties agree that the Adjusted Purchase Price is subject to adjustment in respect of the Covered Contracts (as defined below) for the benefit of the Purchasers as follows:

(a)                                 If the conditions set forth on Section 5.21(a) of the Disclosure Letter are satisfied with respect to any Covered Contract and the counterparty to such Covered Contract:

(i)                                     takes the actions set forth on Section 5.21(a)(i)(1) of the Disclosure Letter, then subject to Section 5.21(d), Sellers shall pay Purchasers an amount with respect to such Covered Contract equal to the amount set forth on Section 5.21(a)(i)(2) of the Disclosure Letter; or

(ii)                                  takes the actions set forth on Section 5.21(a)(ii)(1) of the Disclosure Letter, then Sellers shall pay Purchasers an amount with respect to such Covered Contract equal to the amount set forth on Section 5.21(a)(ii)(2) of the Disclosure Letter.

(b)                                 Notwithstanding the foregoing, any adjustment pursuant to clauses (a)(i) or (a)(ii) of this Section 5.21 in respect of each Covered Contract shall be subject to a cap equal to the amount set forth on Section 5.21(b) of the Disclosure Letter.  Such cap shall be calculated on a per-Covered Contract basis, and not in the aggregate.

(c)                                  [Reserved].

(d)                                 Notwithstanding the foregoing, in the event an adjustment is owed to Purchasers pursuant to Section 5.21(a)(i) with respect to Covered Contract 1, 2 or 3 (each defined on Section 5.21(i) of the Disclosure Letter), the amount owed by the Sellers pursuant to Section 5.21(a)(i) will be reduced by the full amount of any payment owed pursuant to the terms of Covered Contract 1, 2 or 3 to the Target Company that is the party to such Covered Contract by virtue of terms described on Section 5.21(d) of the Disclosure Letter.

(e)                                  Notwithstanding the foregoing, if within twelve (12) months following the Closing Date, Purchasers or any of their respective Subsidiaries (including the Target Companies or any of their respective Subsidiaries) migrate or otherwise transition any or all of the customers in the manner set forth on Section 5.21(e)(i) of the Disclosure Letter (any such customers, in each case, the “Transitioned Customers”), then the amount of any payment with respect to the adjustment owed to Purchasers pursuant to Section 5.21(a) will be reduced by the aggregate amounts for all Transitioned Customers, as set forth opposite such customers on Section 5.21(e)(ii) of the Disclosure Letter.

(f)                                   In connection with the parties’ agreement to adjust the Adjusted Purchase Price as set forth above, Purchasers agree that they will not (i) induce any counterparty to terminate any Covered Contract or (ii) inform or otherwise make known the terms of this Section 5.21 to any counterparty to a Covered Contract.

(g)                                  Prior to Closing, Sellers and Purchasers will use commercially reasonable efforts to obtain any change of control consents required under any customer agreement, including without limitation the Covered Contracts, provided that neither party will be required to expend any money to obtain any such consent.  Sellers and Purchasers shall also work in good faith to develop a plan for Purchasers to meet with certain mutually-agreed key customers of the Business prior to Closing and Sellers shall cooperate in good faith to undertake such pre-Closing customer transition meetings and communications as Purchasers may reasonably request.

(h)                                 Following the Closing, Purchasers will continue to use commercially reasonable efforts to obtain any required consents under the Covered Contracts and will negotiate in good faith with the counterparties to the Covered Contracts in the ordinary course of business, consistent with Purchasers’ past practices with the customers of its businesses other than the Business.

(i)                                     For purposes of this Section 5.21, Covered Contracts means those Contracts listed on Section 5.21(i) of the Disclosure Letter.

(j)                                    All payments made under this Section 5.21 shall be treated by the parties as an adjustment to the Adjusted Purchase Price for all purposes hereunder (including Tax purposes, unless otherwise required by Law).

(k)                                 Following the Closing, the receipt of payments made pursuant to this Section 5.21 shall be the sole and exclusive remedy available to Purchasers with respect to the matters addressed in this Section 5.21.

SECTION 5.22                    Shared Contracts.

(a)                                 With respect to Liabilities pursuant to, under or relating to a given Shared Contract, such Liabilities shall, unless otherwise allocated pursuant to this Agreement, be allocated between Sellers, on the one hand, and Purchasers, on the other hand, as follows:

(i)                                     If a Liability is incurred exclusively in respect of the Business, such Liability shall be allocated to Purchasers (in respect of the Business);

(ii)                                  If a Liability cannot be so allocated under clause (i) above, such Liability shall be allocated to Sellers or Purchasers, as the case may be, based on the relative proportions of total benefit received (over the term of the Shared Contract remaining as of the Closing Date, measured as of the date of the allocation) by the Business under the relevant Shared Contract (such portion allocated to Sellers pursuant to this clause (ii), “Seller Shared Contract Liabilities”).  Notwithstanding the foregoing, each of Sellers, on the one hand, and Purchasers, on the other hand, shall be responsible for any or all Liabilities arising from its (or its Subsidiary’s) breach of the relevant Shared Contract to which this Section 5.22 otherwise pertains.

(b)                                 If Sellers or any of their Subsidiaries, on the one hand, or Purchasers or any of their Subsidiaries (including the Target Companies and their Subsidiaries), on the other hand, receives any benefit or payment which under any Shared Contract was intended for the other, Sellers and Purchasers will use their respective reasonable best efforts to, and to cause their respective Subsidiaries to, deliver such benefit or payment to the other party net of any applicable Taxes.

(c)                                  Notwithstanding anything to the contrary herein, the parties agree that the Shared Contracts listed on Section 5.22(c)(i) of the Disclosure Letter shall not be deemed to be primarily related to the Business or otherwise for the benefit of Purchasers, the Target Companies or their respective Subsidiaries for any purposes hereunder.  Without limiting the foregoing, the parties have determined that it is advisable that certain Shared Contracts, which are identified on Section 5.22(c)(ii) of the Disclosure Letter, be separated into separate Contracts between the appropriate third party and the Business.  The parties agree to cooperate and provide reasonable assistance prior to the Closing (with no obligation on the part of either party to pay any costs or fees with respect to such assistance) in effecting the separation of such Shared Contracts.

(d)                                 Notwithstanding anything to the contrary herein, nothing in this Section 5.22 shall be deemed to apply to or otherwise govern any arrangement otherwise expressly covered by the Interaffiliate Contracts, including the Master Subcontracting Print Arrangements. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement or Interaffiliate Contract, the Ancillary Agreement or Interaffiliate Contract shall control.

SECTION 5.23                    Director and Officer Liability; Indemnification.

(a)                                 If the Closing occurs, the Purchasers and the Target Companies agree that all rights to indemnification and all limitations on liability existing in favor of any officer, director or manager of the Target Companies or their respective Subsidiaries, in each case that is an individual (collectively, the “Company Indemnitees”), as provided in the certificate of incorporation, by-laws or other organizational documents of the Target Companies and their respective Subsidiaries shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Target Companies and their respective Subsidiaries after the Closing.  The obligations of the Target Companies and their respective Subsidiaries under this Section 5.23(a) shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 5.23(a) applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 5.23(a) applies shall be third party beneficiaries of this Section 5.23(a)).  If the Closing occurs, Sellers shall pay all expenses to any Company Indemnitee incurred in successfully enforcing the indemnity or other obligations provided for in this Section 5.23(a).

(b)                                 For six (6) years after the Closing, the Target Companies will provide officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Closing Date covering each such Person currently covered by the Target Companies’ officers’ and directors’ liability insurance policies on terms with respect to coverage not materially less favorable than those of such policy in effect on the date of this Agreement and for an amount not less than the amount set forth on Section 5.23(b) of the Disclosure Letter; provided, however, that in no event shall the Target Companies be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Target Companies for such insurance; provided, further, that Sellers shall procure such policy and the cost of such policy shall be equally borne by the Sellers and the Target Companies; provided, however, that such insurance policy may be a “tail” policy covering acts or omissions occurring at or prior to the Closing Date.

In the event that any Company Indemnitee is entitled to coverage under an officers’ and directors’ liability insurance policy pursuant to this Section 5.23(b) and such policy has lapsed, terminated, been repudiated or is otherwise in breach or default as a result of the Target Companies’ failure to maintain and fulfill its obligations pursuant to such policy as provided in this Section 5.23(b), the Target Companies shall pay to the Company Indemnitee such amounts and provide any other coverage or benefits as the Company Indemnitee shall have received pursuant to such policy.

(c)                                  In the event the Target Companies and their respective Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of the Target Companies or such Subsidiaries (or their respective successors and assigns), shall assume the obligations set forth in this Section 5.23.

SECTION 5.24                    Provision of Certain Services.  Purchasers acknowledge and agree that, as of the date hereof, the Business receives from Sellers and their Affiliates certain administrative and corporate services and benefits of a type generally provided to other businesses and Subsidiaries of Sellers (the “Support Services”).  Sellers and Purchasers acknowledge and agree that, except as provided in the Ancillary Agreements or other arrangements that expressly survive the Closing, including the Intellectual Property Arrangements and the Master Subcontracting Print Arrangements, the Support Services shall cease at Closing, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto.

SECTION 5.25                    Parent Undertakings.  Without limiting in any way Section 9.13 of this Agreement, Parent agrees to cause each of U.S. Purchaser and Canadian Purchaser to perform any and all agreements, covenants and obligations of such Purchaser and any of its Subsidiaries under this Agreement and each of the Ancillary Agreements.

ARTICLE VI

CONDITIONS TO CLOSING

SECTION 6.01                    Conditions to Obligations of All Parties.  The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)                                 The filings of Purchasers and Sellers pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b)                                 No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of, and there is no Action or Proceeding brought by a Governmental Authority pending which would reasonably be expected to have the effect of, making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

SECTION 6.02                    Conditions to Obligations of Purchasers.  The obligation of Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchasers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 All representations and warranties of Sellers and the Target Companies contained in Section 3.01, Section 3.02 and Section 3.04 of this Agreement (the “Fundamental Representations”) and in Section 3.09(a) shall be true and correct as of the Closing Date as though made at and as of such date, except for any such representations and warranties that are by their terms given only as of a specific date.  All representations and warranties of Sellers and the Target Companies other than the Fundamental Representations and the representations in Section 3.09(a) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct as though made at and as of such date), except where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Material Adverse Effect” qualifications set forth therein) would not, in the aggregate, have a Material Adverse Effect.

(b)                                 Sellers shall have duly performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)                                  There shall not have been an occurrence or nonoccurrence of any event which results or would reasonably be expected to result in a Material Adverse Effect.

(d)                                 Sellers shall have delivered to Purchasers an executed version of the First Amendment to the DST Application Services Agreement, dated the date hereof, between U.S. Seller and U.S. Target.

(e)                                  Purchasers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Sellers that each of the conditions set forth in Section 6.02(a) and Section 6.02(b) has been satisfied.

SECTION 6.03                    Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 All representations and warranties of Purchasers contained in Section 4.01, Section 4.02, Section 4.05, Section 4.06 and Section 4.07 of this Agreement (the “Purchaser Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though given on and as of such date, except for any such representations and warranties that are by their terms given only as of a specific date.  All representations and warranties of Purchasers contained in Section 4.08 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though given on and as of such date, except for any such representations and warranties that are by their terms given only as of a specific date. All representations and warranties of Purchasers other than the Purchaser Fundamental Representations and the representations contained in

Section 4.08 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Material Adverse Effect” qualifications set forth therein) would not materially impede or materially delay Purchasers’ ability to consummate the transactions contemplated hereby.

(b)                                 Purchasers shall have duly performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)                                  Sellers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Purchasers that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) has been satisfied.

ARTICLE VII

INDEMNIFICATION

SECTION 7.01                    Survival. The representations and warranties contained in Article III (other than those referenced in clauses (a) and (b) to the proviso to this sentence) and Article IV of this Agreement shall survive the Closing and shall continue in full force and effect for a period from the date hereof until the General Survival Date; provided that (a) the Fundamental Representations shall survive the Closing and shall continue in full force and effect indefinitely and (b) the representations and warranties which relate solely to Tax matters contained in Section 3.13 shall survive the Closing and shall continue in full force and effect until forty-five (45) days after the expiration of the applicable statute of limitations.  The covenants and agreements herein or hereunder that are required to be performed by, or impose obligations on, any Person following the Closing shall survive the Closing in accordance with their respective terms, and all other covenants and agreements contained herein shall terminate upon, and not survive, the Closing.  Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party following the Closing and prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

SECTION 7.02                    Indemnification by Sellers. Subject to the other terms and conditions of this Article VII, from and after the Closing, Sellers shall jointly and severally indemnify Purchasers against, and shall hold Purchasers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Purchasers based upon, arising out of, with respect to or by reason of:

(a)                                 any breach of any of the representations or warranties of Sellers contained in this Agreement other than those contained in Section 3.13 (Taxes);

(b)                                 any breach or non-fulfillment of any covenant, agreement or obligation to be performed or observed by Sellers pursuant to this Agreement, the remedy for which survives the Closing;

(c)                                  all Seller Benefit Plan Liabilities; or

(d)                                 all Seller Shared Contract Liabilities.

SECTION 7.03                    Indemnification by Purchasers. Subject to the other terms and conditions of this Article VII, Purchasers shall indemnify Sellers against, and shall hold Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Sellers based upon, arising out of, with respect to or by reason of:

(a)                                 any breach of any of the representations or warranties of Purchasers contained in this Agreement;

(b)                                 the Assumed Liabilities, subject to the express indemnification obligations of Sellers pursuant to Section 7.02;

(c)                                  any breach or non-fulfillment of any covenant, agreement or obligation to be performed or observed by Purchasers pursuant to this Agreement (or to be performed by the Target Companies or their respective Subsidiaries following the Closing), the remedy for which survives the Closing.

SECTION 7.04                    Certain Limitations.  The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party.” The indemnification provided for in Section 5.18(a), Section 7.02 and Section 7.03 shall be subject to the following limitations (as applicable):

(a)                                 The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 7.02(a) or Section 7.03(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 7.02(a) or Section 7.03(a) exceeds the amount set forth on Section 7.04(a)(i) of the Disclosure Letter (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible; provided, that, the Deductible shall not apply to the following claims, and the following claims shall not count toward the Deductible: any claims by the Purchasers on behalf of its Affiliated Indemnified Parties to the extent based upon or arising or resulting from any breach of any of the Fundamental Representations. With respect to any claim to which the Indemnified Party may be entitled to indemnification under Section 7.02(a) or Section 7.03(a), as the case may be, the Indemnifying Party shall not be liable for any individual or series of related Losses which do not exceed the amount set forth on Section 7.04(a)(ii) of the Disclosure Letter (the “De Minimis Threshold”) (which Losses below the De Minimis Threshold shall not be counted towards the Deductible). For the avoidance of doubt, the De Minimis Threshold shall not apply to the Fundamental Representations.

(b)                                 Other than with respect to Losses in connection with the Fundamental Reps, the aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 7.02(a) or Section 7.03(a), as the case may be, shall not exceed the amount set forth on Section 7.04(b) of the Disclosure Letter.

(c)                                  Payments by an Indemnifying Party pursuant to Section 5.18(a), Section 7.02 or Section 7.03 in respect of any Loss shall be reduced by an amount equal to any cash Tax benefit actually realized, calculated on a “with and without” basis (i.e., assuming that the Loss giving rise to the claim for indemnification is the last item used on the Indemnified Party’s Tax return), to the extent such Tax benefit is realized in the two years such Loss is incurred by the Indemnified Party, as a result of such Loss. In the event that any such Tax benefit is actually realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment pursuant Section 5.18(a), Section 7.02 or Section 7.03 in respect of the Loss to which such Tax benefit relates (but within the two years such Loss is incurred), the Indemnified Party shall promptly after realizing such Tax benefit make a payment to the Indemnifying Party equal to the amount of such Tax benefit.

(d)                                 Other than with respect to Losses in connection with indemnification pursuant to Section 7.03(b), in no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, exemplary, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(e)                                  Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(f)                                   Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of any Losses to the extent such Liability (i) is reserved for or otherwise reflected in the Financial Statements or the calculations of the Estimated Cash, Estimated Indebtedness, Estimated Other Adjustments or Estimated Net Working Capital (as the same may be adjusted pursuant to Section 2.02) or (ii) was taken into account in determining the Net Adjustment Amount.

(g)                                  The indemnification provisions of this Agreement (i) shall be the sole and exclusive remedy (other than injunctive relief or specific performance as contemplated by Section 9.12 or claims for actual and intentional fraud (based on theories other than concealment or omission)) following the Closing with respect to any breach or non-fulfillment of any representation, warranty, agreement, covenant or any other obligation contained in this Agreement, (ii) shall apply without regard to, and shall not be subject to, any limitation by reason of set-off, limitation or otherwise and (iii) are intended to be comprehensive and not to be limited by any requirements of Law concerning prominence of language or waiver of any legal right under any Law (including rights under any workers compensation statute or similar statute conferring immunity from suit).  In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Sellers or any of their Affiliates or

Purchasers or any of their Affiliates, as the case may be, arising under or based upon any Law (including any such Law relating to environmental matters (including Environmental Laws) or arising under or based upon any securities Law, common Law or otherwise).  The obligations of the parties set forth in Section 5.18(a) and this Section 7.04 shall be conditioned upon the Closing having occurred.  Without limiting the generality of this Section 7.04, in no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement and the Ancillary Agreements. Each of the parties hereto expressly waives all rights under California Civil Code § 1542 (and any similar, comparable, or equivalent Law of any state or territory of the United States, or principle of common law) as to all released claims. California Civil Code § 1542 provides as follows: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR. The parties hereto intend for the terms of Section 7.04(g) to apply to any claims covered by the scope described therein and herein, including those claims which they do not presently know to exist at this time. The parties hereto understand that the facts upon which they have based their respective decisions to enter into this Agreement may hereafter prove to be different from the facts now known or believed by them, and they hereby accept and assume the risk thereof and agree that this Agreement shall be and shall remain, in all respects, effective and not subject to termination or rescission by reason of any such difference in facts.

(h)                                 Notwithstanding anything contained in this Agreement to the contrary, Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant or agreement and net of any insurance or other prior or subsequent recoveries (including under or pursuant to any insurance policy, indemnity, reimbursement agreement or Contract pursuant to which or under which such Indemnified Party or such Indemnified Party’s Affiliates is a party or has rights) actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification, less related costs and expenses actually incurred in connection with such recoveries; provided, that the amount deemed to be recovered under insurance policies shall also be net of any increase in the premium for such policies to the extent arising out of such Losses or the claims made related thereto. The applicable Indemnified Parties shall use commercially reasonable efforts to recover under insurance policies the maximum portion of any Losses of such Indemnified Parties.  If the applicable Indemnified Parties shall have used commercially reasonable efforts to recover any amounts recoverable under insurance policies and shall not have recovered the applicable Losses, the applicable Indemnifying Party shall be liable for the amount by which such Losses exceeds the amounts actually recovered (subject to the limitations contained herein). If the applicable Indemnified Parties fail to use commercially reasonable efforts to recover any amounts recoverable under insurance policies, the applicable Indemnifying Party shall not be required to indemnify the applicable Indemnified Party for that portion of any Losses that could reasonably be expected to have been recovered had the applicable Indemnified Parties used such commercially reasonable efforts.  Without limiting the generality of the foregoing, in no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement and the other Ancillary Agreements.

(i)                                     Except as relates to Losses arising out of or related to the Assumed Liabilities, in no event shall any party have any obligation or liability under this Article VII arising from or relating to, directly or indirectly, any legislation or accounting principle not in force on the date hereof (or any alteration or repeal of any legislation or accounting principle in force on the date hereof), or which takes effect retroactively, or occurs as a result of any increase in the rate of Tax in force on the date hereof or any change in the practices of the relevant Governmental Authority (including changes in the interpretation of relevant legislation or accounting principles).

SECTION 7.05                    Indemnification Procedures. The provisions of this Section 7.05 shall apply in accordance with their terms except in the case of any Tax Contest or any other matter relating to Taxes or Tax Returns, which shall be governed exclusively by Section 5.18.

(a)                                 Third-Party Claims.

(i)                                     If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party may be obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt (but in any event, within 30 days after it becomes aware of such Third-Party Claim) written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party is actually prejudiced or otherwise actually forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.

(ii)                                  The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party to assume the defense of, any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate in good faith in such defense.

(iii)                               In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof.

(iv)                              If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.05(b), pay, compromise or defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Purchasers shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the confidentiality provisions of this Agreement) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)                                 Settlement of Third-Party Claims. The Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably, withheld, conditioned or delayed), except as provided in this Section 7.05(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim, the Indemnifying Party may consent to and accept and agree to such offer. If the Indemnified Party has assumed the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably, withheld, conditioned or delayed).

(c)                                  Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt (but in any event, within 30 days after it becomes aware of such Direct Claim) written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 60 days after its receipt of such notice to respond in writing to such Direct Claim. During such 60-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Target Companies’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 60-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

SECTION 7.06                    Adjustments to Losses.  In calculating the amount of any Loss for which either party is entitled to indemnification hereunder, to the extent such Loss is otherwise recovered by a party pursuant to other terms of this Agreement, the amount of such recovery shall be deducted from the amount owed in order to prevent the same amount from being paid more than once.

SECTION 7.07                    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE VIII

TERMINATION

SECTION 8.01                    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)                                 by Purchasers, effective upon written notice to Sellers, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Sellers or the Target Companies which has rendered the satisfaction of any conditions set forth in Section 6.01 or Section 6.02 impossible, such violation or breach has not been waived by Purchasers, and the breach has not been cured within 30 days following Purchasers’ written notice of such breach; provided, that the right to terminate this Agreement under this Section 8.01(a) shall not be available to Purchasers if any Purchaser is then in material breach of any material representation, warranty, covenant or other agreement contained herein;

(b)                                 by Sellers, effective upon written notice to Purchasers, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchasers which has rendered the satisfaction of any conditions set forth in Section 6.01 or Section 6.03 impossible, such violation or breach has not been waived by Sellers, and the breach has not been cured within 30 days following Sellers’ or the Target Companies’ written notice of such breach; provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to Sellers or the Target Companies if any Target Company is then in material breach of any material representation, warranty, covenant or other agreement contained herein;

(c)                                  by Sellers or Purchasers, effective upon written notice, if the Closing shall not have occurred by December 13, 2016; provided, further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been a principal cause of, or shall have otherwise resulted in, the failure of the Closing to occur on or prior to such date;

(d)                                 by Purchasers or Sellers, effective upon written notice, if there shall be in effect a final, non-appealable order of a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by this Agreement; provided, that the terminating party shall have fulfilled its obligations contained in Section 5.07 prior to exercising its right to termination under this Section 8.01(d); or

(e)                                  by the mutual written consent of Sellers and Purchasers at any time prior to Closing.

SECTION 8.02                    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)                                 as set forth in this Article VIII and Article IX and any confidentiality provisions of this Agreement and, for the avoidance of doubt, the Confidentiality Agreement, which shall survive in accordance with its terms; and

(b)                                 that nothing herein shall relieve any party hereto from liability for any willful and intentional breach of any provision hereof.  For purposes of this Agreement, a “willful and intentional” breach means a material breach that is a consequence of an act or omission knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01                    Expenses. Except as otherwise expressly provided herein (including Section 5.18 hereof), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Purchasers shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act or any other applicable Antitrust Laws.

SECTION 9.02                    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to any Seller or, prior to Closing, the Target Companies:

DST SYSTEMS, INC.

333 West 11th Street, 5th Floor

Kansas City, MO 64105

Attention:                                         Randall D. Young

Facsimile:                                         (816) 435-8630

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York, 10036

Attention:                                         Eileen T. Nugent

Brandon Van Dyke

Facsimile:                                         (212) 735-2000

If to Purchasers or, following the Closing, the Target Companies:

BROADRIDGE INVESTOR COMMUNICATION SOLUTIONS, INC.

51 Mercedes Way

Edgewood, New York 11717

Attention:                                         President

with copies (which shall not constitute notice) to:

Broadridge Financial Solutions, Inc.

2 Journal Square Plaza

Jersey City, New Jersey 07306

Attention:                                         Legal Department

Facsimile:                                         201-714-3506

and to:

Squire Patton Boggs (US) LLP

4900 Key Tower

127 Public Square

Cleveland, OH 44114

Attention:                                         Daniel G. Berick, Esq.

Facsimile:                                         216-479-8780

SECTION 9.03              Interpretation.  For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole, including any exhibits, schedules and annexes hereto; (d) all references to “$” or “Dollars” are to the lawful currency of the United States of America; and (e) the terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Letter and Exhibits mean the Articles and Sections of, and Disclosure Letter and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Letter and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The specification of any dollar amount in any representation or warranty contained in Article III or Article IV is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement or any other Ancillary Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letter is or is not material for purposes of this Agreement or any other Ancillary Agreement.

SECTION 9.04                    Disclosure. Any exception or qualification set forth on the Disclosure Letter with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement to the extent any description of facts regarding the event, item or matter disclosed is adequate so as to make reasonably apparent or otherwise make the other parties reasonably aware that such exception or qualification is applicable to such other representations, warranties or covenants whether or not such exception or qualification is so numbered. The inclusion of information in any section of the Disclosure Letter hereto shall not be construed as an admission that such information is material to the Target Companies, their respective Subsidiaries or the Business. Prior to the Closing, Sellers and the Target Companies shall have the right to supplement, modify or update the Disclosure Letter hereto, provided, that, any such supplements, modifications, or updates shall have effect solely for purposes of any claims made by Purchasers or any of their respective Affiliates with respect to Section 8.02(b) and shall not otherwise limit or modify any of the other rights or potential remedies of Purchasers or any of their respective Affiliates hereunder.

SECTION 9.05                    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

SECTION 9.06                    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

SECTION 9.07                    Entire Agreement. This Agreement, the Ancillary Agreements, together with all exhibits and schedules thereto, the Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof.

SECTION 9.08       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

SECTION 9.09       Third-Party Beneficiaries. Except as provided in Section 5.03 and Section 5.23 of this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.10       Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

SECTION 9.11       Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement and the Ancillary Agreements shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)           ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT, THE OTHER ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER ANCILLARY AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11(c).

SECTION 9.12       Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or in equity.  The parties further agree not to assert that a remedy of injunctive relief, specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  Each of the parties hereto hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate, and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

SECTION 9.13       Guaranty.  Parent hereby irrevocably, unconditionally and absolutely guarantees any and all of the payment obligations of each of U.S. Purchaser and Canadian Purchaser under this Agreement and each Ancillary Agreement.

SECTION 9.14       Counterparts. This Agreement and the Ancillary Agreements may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement and the Ancillary Agreements delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy thereof.

SECTION 9.15       Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or Action based on, in respect of or by reason of the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BROADRIDGE OUTPUT SOLUTIONS, INC.

By	/s/ Adam D. Amsterdam
	Name:	Adam D. Amsterdam
	Title:	President

BROADRIDGE INVESTOR COMMUNICATIONS CORPORATION

By	/s/ Adam D. Amsterdam
	Name:	Adam D. Amsterdam
	Title:	President

BROADRIDGE FINANCIAL SOLUTIONS, INC., solely for the purposes of Section 5.25 and Section 9.13

By	/s/ Adam D. Amsterdam
	Name:	Adam D. Amsterdam
	Title:	Corporate Vice President and
General Counsel

DST SYSTEMS, INC.

By	/s/ Stephen C. Hooley
	Name:	Stephen C. Hooley
	Title:	Chief Executive Officer,
President and Chairman of the Board

DST CANADA HOLDINGS, INC.

By	/s/ Gregg Wm. Givens
	Name:	Gregg Wm. Givens
	Title:	Director

DST OUTPUT, LLC

By	/s/ Gregg Wm. Givens
	Name:	Gregg Wm. Givens
	Title:	Vice President, Treasurer and
Assistant Secretary

DST OUTPUT CANADA ULC

By	/s/ Manoochehr Abbaei
	Name:	Manoochehr Abbaei
	Title:	President